    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1997


                                                      REGISTRATION NO. 333-36471
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

              DELAWARE                                                                   04-6613783
  (STATE OR OTHER JURISDICTION OF                                            (IRS EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

                            ------------------------

                        FIVE CAMBRIDGE CENTER, 9TH FLOOR
                      CAMBRIDGE, MASSACHUSETTS 02142-1493

                                 (617) 234-3000

   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                   Copies to:


                                                                                COPY TO:
                    PETER BRAVERMAN                                       JOSEPH L. GETRAER, ESQ.
             WINTHROP FINANCIAL ASSOCIATES                                  ROSENMAN & COLIN LLP
            FIVE CAMBRIDGE CENTER, 9TH FLOOR                                 575 MADISON AVENUE
          CAMBRIDGE, MASSACHUSETTS 02142-1493                             NEW YORK, NEW YORK 10022
               TELEPHONE: (617) 234-3000                                 TELEPHONE: (212) 940-8800
    (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR
                        SERVICE)



                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box / /
                           -------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A proxy statement and registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the proxy statement and the registration statement becomes effective. This proxy statement and prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


PRELIMINARY CONSENT MATERIAL       SUBJECT TO COMPLETION DATED OCTOBER 28, 1997


PROXY STATEMENT AND PROSPECTUS
                             460 UNITS REPRESENTING
                    PREFERRED LIMITED PARTNERSHIP INTERESTS

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP


    This Proxy Statement and Prospectus is furnished to holders (the 'Unitholders') of limited partnership interests (the 'Units') of 1999 Broadway Associates Limited Partnership (the 'Partnership'), a Delaware limited partnership. The Partnership is hereby soliciting the consent (the 'Consent') of Unitholders to a proposal (the 'Proposal') which, if adopted, would result in the creation of a class of 12% cumulative, non-compounded preferred units (each, a 'Preferred Unit') representing a limited partnership interest in the Partnership. This Proxy Statement and Prospectus also serves as a Prospectus under the Securities Act of 1933 (the 'Act') for the issuance by the Partnership, subject to the receipt of the Consent, of Preferred Units. The Partnership is issuing to the Unitholders of record as of the close of business on October 27, 1997 (the 'Record Date') one subscription right (each, a 'Right') for each Unit held. Each Right entitles the Unitholder to purchase, subject to the receipt of the Consent, at any time prior to 5:00 p.m., New York City time,
on December   , 1997 (as such date may be extended as herein provided, the
'Expiration Date'), at a subscription price of $23,250 (the 'Subscription Price'), one Preferred Unit. The Rights are evidenced by subscription certificates (the 'Subscription Certificates') which are being mailed to Unitholders herewith. The Rights are not transferable. Each Unitholder who exercises his Right will be entitled to exercise an over-subscription privilege (the 'Over-Subscription Privilege') for all or any of the Preferred Units that are not purchased by other Unitholders. If all Rights are exercised, there will be no Over-Subscription Privilege. There is no limit on the number of Preferred Units for which a Unitholder who exercises his Right may seek to subscribe pursuant to the Over-Subscription Privilege. Available Preferred Units will be allocated pro rata among those Unitholders who exercise the Over-Subscription Privilege. See 'The Offering.'


    EXERCISING UNITHOLDERS WILL HAVE NO RIGHT TO RESCIND A PURCHASE AFTER THE PARTNERSHIP HAS RECEIVED A COMPLETED SUBSCRIPTION CERTIFICATE. IF THE PARTNERSHIP DOES NOT RECEIVE THE CONSENT, ALL SUBSCRIPTIONS SHALL BE DEEMED NULL AND VOID, AND ALL PAYMENTS RECEIVED BY THE PARTNERSHIP IN RESPECT THEREFOR WILL BE RETURNED TO THE EXERCISING UNITHOLDERS. ALL EXERCISING UNITHOLDERS MUST REMIT PAYMENT IN FULL WITH THEIR COMPLETED SUBSCRIPTION CERTIFICATES FOR ALL PREFERRED UNITS SUBSCRIBED THROUGH THE EXERCISE OF THE RIGHTS AND THE OVER-SUBSCRIPTION PRIVILEGE.

    Bronco, L.L.C. (the 'Guarantor'), a Unitholder and an affiliate of Winthrop Financial Associates, A Limited Partnership (the 'General Partner'), the general partner of the Partnership, has agreed (i) to exercise its Right as a Unitholder and (ii) to subscribe for all unsubscribed Preferred Units (the 'Subscription Guaranty'). Accordingly, subject to receipt of the Consent, the Partnership is assured of receiving gross proceeds from this offering (the 'Offering') in an amount equal to approximately $10.695 million. No fee is being paid to the Guarantor in connection with the Subscription Guaranty.


    Each Preferred Unit will entitle the holder thereof to receive from the available cash flow of the Partnership an amount in cash equal to a cumulative, non-compounded preferred annual return of 12% (the 'Annual Return') on his preferred invested capital of $23,250. In addition, each Preferred Unit will entitle the holder thereof to receive an aggregate cumulative cash distribution (prior to any distribution to Unitholders and to the General Partner on account of the Units and the general partnership interests held by them) equal to the greater of (i) $46,500 (200% of such investor's preferred invested capital) or
(ii) an amount equal to the Subscription Price paid by an investor, together with a cumulative, compounded annual return thereon of 15%, in each case exclusive of the Annual Return, from the net cash proceeds, if any, received by the Partnership from capital transactions or upon liquidation of the Partnership. See 'Description of Securities.' For a discussion of certain tax consequences to Unitholders who exercise their Rights, see 'Certain Income Tax Considerations.'


    There is no existing market for the Preferred Units and it is anticipated that a market for the Preferred Units will not develop. The Partnership does not intend to apply to list the Preferred Units on any securities exchange.

    The Offering is subject to withdrawal and cancellation at any time, without notice, and is subject to the receipt of the Consent.


    THE GENERAL PARTNER BELIEVES THAT THE ADOPTION OF THE PROPOSAL IS IN THE BEST LONG-TERM INTERESTS OF THE PARTNERSHIP AND THE UNITHOLDERS AND RECOMMENDS THAT UNITHOLDERS VOTE IN FAVOR OF THE PROPOSAL. THE CONSENT WILL BE DEEMED OBTAINED AND THE PROPOSAL WILL BE ADOPTED UNLESS UNITHOLDERS OWNING A MAJORITY
OF THE OUTSTANDING UNITS VOTE AGAINST THE PROPOSAL BY DECEMBER   , 1997 (THE
'APPROVAL DATE'). Unitholders are urged to return the enclosed Consent form within one week after receipt, but in no event later than the Approval Date. The General Partner recommends that you vote FOR the Proposal set forth herein by signing, dating and promptly returning the enclosed Consent form in the postage pre-paid, self-addressed envelope enclosed for your convenience. If the Proposal is adopted, the Partnership will then have sufficient funds to enable it to distribute $10,000 per Unit to all Unitholders on a pro rata basis. The Proposal is more particularly described under 'Description of the Proposal' in this Proxy Statement and Prospectus.

                            ------------------------

   PROSPECTIVE PURCHASERS OF THE PREFERRED UNITS SHOULD CONSIDER THE SPECIFIC INVESTMENT CONSIDERATIONS SET FORTH UNDER 'INVESTMENT CONSIDERATIONS' ON PAGES
                                   7 TO 11.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
              MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE
                             CONTRARY IS UNLAWFUL.

                                                                                                       PROCEEDS TO THE
                                                                            SUBSCRIPTION PRICE          PARTNERSHIP(1)
Per Unit...............................................................          $23,250                   $23,250
Total..................................................................        $10,695,000               $10,695,000

(1) Before deducting expenses payable by the Partnership estimated at $200,000. No underwriting discount or commission will be paid in connection with the Offering.

    THE APPROXIMATE DATE ON WHICH THIS PROXY STATEMENT AND PROSPECTUS AND THE ENCLOSED FORM OF CONSENT WERE FIRST SENT OR GIVEN TO THE UNITHOLDERS WAS OCTOBER _______, 1997.

       THE DATE OF THIS PROXY STATEMENT AND PROSPECTUS IS OCTOBER _______, 1997

                             AVAILABLE INFORMATION

     The Partnership is subject to the informational requirements of the Securities Exchange Act of 1934 (the 'Exchange Act') and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the 'Commission'). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers, such as the Partnership, that file electronically with the Commission and the address of such Web site is http://www.sec.gov.

     The Partnership has filed with the Commission a proxy statement and registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the 'Proxy and Registration Statement') under the Securities Act of 1933 (the 'Securities Act') with respect to the registration of the securities offered hereby. This Proxy Statement and Prospectus does not contain all the information set forth in the Proxy and Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the contents of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Proxy and Registration Statement. Each such statement is qualified in its entirety by such reference. The Proxy and Registration Statement, as well as items of information omitted from this Proxy Statement and Prospectus but contained in the Proxy and Registration Statement and reports and other information filed by the Partnership, may be inspected without charge at the public reference facilities referred to above and copies of all or any part thereof may be obtained from the Commission upon request and payment of the prescribed fee.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Partnership with the Commission pursuant to the Exchange Act are incorporated herein by reference:

          (a) The Partnership's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996, filed on March 31, 1997 (File No. 0-20273) (the 'Form 10-K');

          (b) The Partnership's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1997, filed on May 14, 1997 (File No. 0-20273) (the 'March 1997 Form 10-Q'); and

          (c) The Partnership's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 1997, filed on August 13, 1997 (File No. 0-20273) (together with the March 1997 Form 10-Q, the 'Form 10-Qs').

     All documents filed by the Partnership with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement and Prospectus and prior to the termination of the offering of the securities described herein shall be deemed to be incorporated by reference into this Proxy Statement and Prospectus and to be a part hereof from the respective dates of the filings of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement and Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement and Prospectus.


     The Partnership undertakes to provide, without charge, to each person, including any beneficial owner, to whom this Proxy Statement and Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). Requests for such documents should be directed to the Partnership at Five Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142-1493,
Attention: Carolyn Tiffany. Telephone requests for such copies should be directed to the Partnership at (617) 234-3000.

                                    SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Proxy Statement and Prospectus.

                  THE PARTNERSHIP AND PURPOSE OF THE OFFERING

     1999 Broadway Associates Limited Partnership (the 'Partnership'), a Delaware limited partnership, is a general partner of, and owns a 99.9% general partnership interest in, 1999 Broadway Partnership (the 'Operating Partnership'), a Delaware general partnership. The Operating Partnership beneficially owns and operates a 42-story Class A office tower located at 1999

Broadway, Denver, Colorado (the 'Office Tower') and a parking garage located one and one-half blocks northeast of the Office Tower at 2099 Welton Street (the 'Parking Garage', and together with the Office Tower, the 'Property'). See 'The Partnership' and 'The Property.'

     During the fall of 1995, leases relating to approximately 138,000 square feet at the Office Tower expired and were not renewed by vacating tenants. As a result of such nonrenewals, the occupancy rate at the Office Tower and the Property's operating revenue significantly declined, thereby impairing the Operating Partnership's ability to meet its obligations, including, amounts payable to the holder (the 'Lender') of the mortgage loan (the 'Loan') encumbering the Property. In response to the Lender's efforts to appoint a receiver to manage the Property, the Operating Partnership commenced a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. In November, 1996, the Lender and the Operating Partnership entered into an agreement pursuant to which the Lender agreed to vote in favor of a Plan of Reorganization (the 'Plan') submitted by the Operating Partnership. The Plan modified the Loan and was confirmed by the Bankruptcy Court. See 'The Reorganization.'

     Following the confirmation of the Plan, the Operating Partnership commenced a comprehensive leasing program for the Property. To that end, the Operating Partnership recently entered into leases (the 'New Leases') for approximately 166,000 square feet of office space (the 'Newly Leased Space') at the Office Tower, thereby increasing the Office Tower's occupancy rate from 63% at the time the Plan was confirmed to approximately 90%. Capital improvement obligations both with respect to the New Leases and 57,000 square feet of existing leased space expected to be renewed in the next 12 months, together with attendant leasing commissions (such capital improvements and leasing commissions are collectively referred to herein as the 'Tenant Improvements'), are anticipated to require the Operating Partnership to expend approximately $7.5 million in 1997 and 1998. For a more complete description of the New Leases, see 'Purpose of the Offering.'

     At present, the Operating Partnership does not have sufficient funds or revenues to complete the expected $7.5 million of Tenant Improvements and to satisfy its debt service payments under the Loan. During 1996, the Operating Partnership had a negative debt service coverage ratio of approximately .4:1. As a result, the Operating Partnership was required to utilize a part of its capital reserve to make current debt service payments. Winthrop Financial Associates, A Limited Partnership, the general partner of the Partnership (the 'General Partner'), believes that the failure to consummate the Offering will, in all likelihood, cause the Operating Partnership to default under the New Leases and/or the Loan, as well as hinder its ability to renew existing leases. If the Operating Partnership were to default under the Loan either prior to, or at its maturity, the Operating Partnership would risk losing the Property through foreclosure. Further, if the Tenant Improvements are not completed and/or the occupancy level at the Property remains low, the value of the Property will be impaired which will make it difficult to refinance the Loan or to obtain sufficient proceeds upon a sale of the Property to repay the Loan. However, if the Offering is consummated, the General Partner believes that the Operating Partnership will have sufficient funds to complete the Tenant Improvements. Increased revenues from the New Leases will enable the Operating Partnership to meet its debt service obligations and increase the likelihood that the Loan can be refinanced at or prior to its maturity. Upon consummation of the Offering, or as soon as practical thereafter, the Operating Partnership will seek to reduce its interest expense by refinancing the Loan with a new loan having a reduced principal balance and a lower interest rate. There can be no assurance, however, that the Operating Partnership will be able to refinance the Loan on favorable terms.

     Accordingly, the General Partner has determined, subject to receipt of the Consent (as herein defined), to raise additional capital and increase the Partnership's equity by means of the offering (the 'Offering') being made by this Proxy Statement and Prospectus. The Partnership will utilize the proceeds of the Offering to complete the Tenant Improvements and to reduce the outstanding principal indebtedness of the Operating Partnership at the time of the refinancing of the Loan. In addition, if the Offering is completed, the Partnership will distribute approximately $4.6 million, previously held by the Partnership as a working capital reserve, to Unitholders on a pro rata basis.

                         DEEMED CONSENT TO THE PROPOSAL

     The Partnership's Amended and Restated Partnership Agreement (the 'Partnership Agreement') provides that the Partnership may not issue equity interests in the Partnership, other than Units, without the consent of holders ('Unitholders') of its limited partnership interests owning in excess of 50% of the aggregate number of Units owned by all Unitholders. The Partnership Agreement further provides that consent of Unitholders shall be deemed to be granted if the General Partner makes a written request for the consent of the Unitholders to a particular action, unless the General Partner receives written refusal to consent within 30 days of the request from Unitholders owning in the aggregate 50% or more of the Units owned by all Unitholders. Accordingly, if the General Partner does not receive on or prior to the Approval Date written refusals to consent to the issuance of the Preferred Units from Unitholders owning in the aggregate 50% or more of the Units owned by all Unitholders, the Unitholders shall be deemed to have consented to the issuance of the Preferred Units.

     The General Partner recommends that each Unitholder use the attached Proxy Card to vote in favor of the creation and issuance of the Preferred Units and the amendments to the Partnership Agreement required to reflect the rights and preferences of the Preferred Units as described in this Proxy Statement and Prospectus.

                                  THE OFFERING


     The Partnership is issuing to the holders (the 'Unitholders') of its limited partnership interests (the 'Units') of record as of the close of business on October 27, 1997 (the 'Record Date') one subscription right (each, a 'Right') for each Unit held. Each Right entitles the Unitholder to purchase, conditioned upon the receipt of the consent (the 'Consent') of the Unitholders to permit the creation and issuance of a class of 12% cumulative, non-compounded preferred units (each, a 'Preferred Unit') representing limited partnership interests in the Partnership, at any time prior to 5:00 p.m., New York City
time, on December   , 1997 (as such date may be extended by the General Partner as herein provided, the 'Expiration Date'), one Preferred Unit at a subscription price of $23,250 (the 'Subscription Price') per Preferred Unit. The Rights are evidenced by subscription certificates (the 'Subscription Certificates') which are being mailed to Unitholders herewith. The Rights are not transferable. See 'The Offering.'



     The subscription period shall commence on               , 1997 and, unless
extended by the General Partner, will terminate at 5:00 p.m. New York time on the Expiration Date.


     Rights may be exercised by completing a Subscription Certificate and delivering it, together with payment, by means of a check, to the Partnership.

     Each Unitholder who desires to exercise its Right shall be required to subscribe for a minimum number of Preferred Units equal to the number of Units held by such Unitholder as of the Record Date. Each Unitholder who exercises his Right will be entitled to exercise an over-subscription privilege (the 'Over-Subscription Privilege') for all or any of the Preferred Units that are not purchased by other Unitholders. If all Rights are exercised, there will be no Over-Subscription Privilege. There is no limit on the number of Preferred Units for which a Unitholder who exercises his Right may seek to subscribe pursuant to the Over-Subscription Privilege. Any Over-Subscription Privilege may only be exercised with respect to whole (and not fractional) Preferred Units. Available Preferred Units will be allocated pro rata among those Unitholders who exercise the Over-Subscription Privilege. See 'The Offering--Payment for Securities.'

     Bronco, L.L.C. (the 'Guarantor'), an affiliate of the General Partner and a Unitholder, has agreed to (i) exercise its Right as a Unitholder and (ii) subscribe for all unsubscribed Preferred Units (the 'Subscription Guaranty') which will ensure full subscription of the Offering. If no Rights are exercised by Unitholders other than the Guarantor, the Guarantor would purchase and own all 460 Preferred Units. As a result of the

Subscription Guaranty, subject to receipt of the Consent, the Partnership is assured of receiving gross proceeds from the Offering in an amount equal to approximately $10.695 million. No fee is being paid to the Guarantor on account of the Subscription Guaranty.

     There is no existing market for the Preferred Units and it is anticipated that a market for the Preferred Units will not develop. The Partnership does not intend to apply to list the Preferred Units on any securities exchange.

     Each Preferred Unit will entitle the holder thereof to receive from the available cash flow of the Partnership an amount in cash equal to a cumulative, non-compounded preferred annual return of 12% (the 'Annual Return') on his preferred invested capital of $23,250. In addition, each Preferred Unit will entitle the holder thereof to receive an aggregate cumulative cash distribution (prior to any distribution to Unitholders and to the General Partner on account of the Units and the general partnership interests held by them) equal to the greater of (i) $46,500 (or 200% of an investor's preferred invested capital, on a per Preferred Unit basis) or (ii) an amount equal to the Subscription Price paid by an investor, together with a cumulative, compounded return thereon of 15%, in each case exclusive of any payments received with respect to the Annual Return, from the net cash proceeds, if any, received by the Partnership from capital transactions or upon liquidation of the Partnership. See 'Description of Securities.'

     For a discussion of certain tax consequences to holders who exercise their Rights, see 'Certain Income Tax Considerations.'


     ALL EXERCISING UNITHOLDERS MUST REMIT PAYMENT IN FULL WITH THEIR COMPLETED SUBSCRIPTION CERTIFICATES FOR ALL PREFERRED UNITS SUBSCRIBED FOR THROUGH THE EXERCISE OF THE RIGHTS AND THE OVER- SUBSCRIPTION PRIVILEGE. EXERCISING UNITHOLDERS WILL HAVE NO RIGHT TO RESCIND A PURCHASE AFTER THE PARTNERSHIP HAS RECEIVED A COMPLETED SUBSCRIPTION CERTIFICATE UNLESS THE CONSENT IS NOT RECEIVED, IN WHICH CASE ALL SUBSCRIPTIONS SHALL BE DEEMED NULL AND VOID, AND ALL PAYMENTS RECEIVED BY THE PARTNERSHIP IN RESPECT THEREFOR WILL BE RETURNED TO THE EXERCISING UNITHOLDERS.


                           INVESTMENT CONSIDERATIONS

     See 'Investment Considerations' for information that should be considered by the Unitholders.

                                USE OF PROCEEDS

     The estimated proceeds of the Offering (net of expenses of approximately $200,000) will be applied approximately as follows:

Tenant Improvements..................................................  $   7,500,000
Reduction of outstanding principal indebtedness of the Partnership at
  the time of refinancing of the Loan................................      2,000,000
Closing and other expenses relating to the refinancing of the Loan...        500,000
Working Capital of the Partnership...................................        495,000
                                                                       -------------
                                                                       $  10,495,000
                                                                       -------------
                                                                       -------------

     In addition, if the Offering is completed, the Partnership intends to distribute $10,000 per Unit, or an aggregate of approximately $4.6 million, to Unitholders on a pro rata basis.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                  (IN THOUSANDS, EXCEPT PER UNIT INFORMATION)

     The selected consolidated financial data set forth below with respect to the fiscal years ended December 31, 1992, 1993, 1994, 1995 and 1996 are derived from the Partnership's audited consolidated financial statements. The selected consolidated financial data for the six months ended June 30, 1996 and 1997 are derived from the Partnership's unaudited consolidated financial statements which in the opinion of management include all normal, recurring adjustments necessary to state fairly the data included therein in accordance with generally accepted accounting principles for interim financial information. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. All of the data set forth below should be read in conjunction with the 'Management's Discussion and Analysis of Financial Condition and Results of Operations' section and the Consolidated Financial Statements and the notes thereto appearing in the Form 10-K and the Form 10-Qs incorporated herein by reference.

                                                                                                      SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                           JUNE 30,
                                        --------------------------------------------------------    --------------------
                                         1992        1993         1994        1995        1996        1996        1997
                                        -------    ---------    --------    --------    --------    --------    --------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Total revenue........................   $ 7,907    $   7,672    $  8,126    $  7,526    $  5,281    $  2,676    $  2,822
Total expenses.......................     5,364       11,664       5,423       6,260       6,000       2,911       2,974
                                        -------    ---------    --------    --------    --------    --------    --------
Income (loss) from operations........     2,543       (3,992)      2,703       1,266        (719)       (235)       (152)
Total other income (expense), net....    (2,392)      (1,898)     (1,877)     (2,208)     (3,139)     (1,111)     (1,163)
                                        -------    ---------    --------    --------    --------    --------    --------
Net Income (Loss)....................   $   151    $  (5,890)   $    826    $   (942)   $ (3,858)   $ (1,346)   $ (1,315)
                                        -------    ---------    --------    --------    --------    --------    --------
                                        -------    ---------    --------    --------    --------    --------    --------
Net Income (Loss) Allocated to
  General Partner....................         5    $     (59)   $     25    $     (9)   $    (39)   $    (13)   $    (13)
                                        -------    ---------    --------    --------    --------    --------    --------
                                        -------    ---------    --------    --------    --------    --------    --------
Net Income (Loss) Allocated to
  Limited Partners...................   $   146    $  (5,831)   $    801    $   (933)   $ (3,819)   $ (1,333)   $ (1,302)
                                        -------    ---------    --------    --------    --------    --------    --------
                                        -------    ---------    --------    --------    --------    --------    --------
Net Income (Loss) Per Unit of Limited
  Partnership Interest Outstanding...   $   318    $ (12,676)   $  1,742    $ (2,028)   $ (8,302)   $ (2,898)   $ (2,830)
                                        -------    ---------    --------    --------    --------    --------    --------
                                        -------    ---------    --------    --------    --------    --------    --------
OTHER DATA:
Net Income (Loss)....................   $   151    $  (5,890)   $    826    $   (942)   $ (3,858)   $ (1,346)   $ (1,315)
Depreciation and amortization........     1,488        1,604       1,693       1,770       1,873         945         902
Reduction in Carrying Value of Income
  Producing Properties...............        --        6,256          --          --          --          --          --

Total other (income) expense.........     2,392        1,898       1,877       2,208       3,139       1,111       1,163
                                        -------    ---------    --------    --------    --------    --------    --------
Net Operating Income.................   $ 4,031    $   3,868    $  4,396    $  3,036    $  1,154    $    710    $    750
                                        -------    ---------    --------    --------    --------    --------    --------
                                        -------    ---------    --------    --------    --------    --------    --------


                                                                 AS OF DECEMBER 31,                       AS OF JUNE 30,
                                              --------------------------------------------------------    --------------
                                               1992        1993         1994        1995        1996           1997
                                              -------    ---------    --------    --------    --------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Total assets...............................   $53,010    $  47,245    $ 47,602    $ 47,452    $ 40,830       $ 37,248
Total liabilities..........................    31,936       32,061      31,593      32,385      29,621         27,354

PARTNERS' EQUITY (DEFICIT):
  Investor limited partners' equity, 460
    units authorized, issued and
    outstanding............................    22,422       16,591      17,392      16,459      12,640         11,338
  General partners' deficit................    (1,348)      (1,407)     (1,383)     (1,392)     (1,431)        (1,444)
Total partners' equity.....................    21,074       15,184      16,009      15,067      11,209          9,894
Total liabilities and partners' equity ....    53,010       47,245      47,602      47,452      40,830         37,248

                                THE PARTNERSHIP

     1999 Broadway Associates Limited Partnership (the 'Partnership'), a Delaware limited partnership, is a general partner of, and owns a 99.9% general partnership interest in, 1999 Broadway Partnership (the 'Operating Partnership'), a Delaware general partnership. The remaining 0.1% interest in the Operating Partnership is owned by 1999 Broadway Partners L.P., a Delaware limited partnership and the managing general partner (the 'Managing General Partner') of the Operating Partnership. Winthrop Financial Associates, A Limited Partnership (the 'General Partner'), is the general partner of both the Managing General Partner and the Partnership, and therefore controls the activities of the Partnership. The Operating Partnership beneficially owns and operates a 42-story Class A office tower located at 1999 Broadway, Denver, Colorado (the 'Office Tower') containing approximately 635,000 rentable square feet plus 55 underground parking spaces and a 663 space parking garage located one and one-half blocks northeast of the Office Tower at 2099 Welton Street (the 'Parking Garage', and together with the Office Tower, the 'Property'). See 'The Property.'


     The Partnership is a Delaware limited partnership. The address of its principal office is c/o Winthrop Financial Associates, A Limited Partnership, Five Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142-1493, and the Partnership's telephone number is (617) 234-3000.



                               THE REORGANIZATION

     During the fall of 1995, leases relating to approximately 138,000 square feet at the Office Tower expired and were not renewed by the vacating tenants. As a result of such nonrenewals, the occupancy rate at the Office Tower and the Property's operating revenue significantly declined, thereby impairing the Operating Partnership's ability to meet its obligations, including, amounts payable to the holder (the 'Lender') of the mortgage (the 'Mortgage') encumbering the Property. In response to the Lender's efforts to appoint a receiver to manage the Property, the Operating Partnership commenced a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.

     In November, 1996, the Lender and the Operating Partnership entered into an agreement pursuant to which the Lender agreed to vote in favor of a Plan of Reorganization (the 'Plan') submitted by the Operating Partnership, which plan was confirmed by the Bankruptcy Court on November 13, 1996. The Plan provided for the modification of the Loan in several respects, including the following:
(i) the maturity date of the Loan was extended by one year to September 1999,
(ii) the amortization schedule for the Loan was revised to reflect a 25 year schedule (instead of a 30 year schedule), with a balloon payment being due at maturity, (iii) additional principal payments of $4,000,000 were required to be, and have been, paid and (iv) monthly interest only payments for the period commencing on November 26, 1996 and ending February 28, 1997, were required to be, and have been, paid.


     In addition, certain covenants, including the following, have been incorporated in the Loan as part of the Plan: (a) no distributions by the Operating Partnership are permitted while the Loan is outstanding, (b) certain minimum tangible net worth standards are required to be maintained by the Partnership and the Managing General Partner of the Operating Partnership, (c) such net worth requirements are to be used, if necessary, to fund tenant improvements for new space leases (including related leasing commissions), capital improvements to the Property and any debt service shortfalls. If the Partnership obtains the Consent and the Offering is consummated, the Partnership cannot make current payments of the Annual Return of the Preferred Units unless it receives distributions from the Operating Partnership. Accordingly, the Partnership will not be able to pay the Annual Return until the Loan is refinanced or the Lender provides a waiver with respect to the prohibition on distributions by the Operating Partnership. See 'Investment Considerations--Risk of Non-Payment of Preferred Return' and '--Need for Additional Capital' and 'The Offering--Purpose of the Offering.'


                           INVESTMENT CONSIDERATIONS

     Effect of Not Exercising Rights. Upon completion of the Offering contemplated hereby, Unitholders who do not exercise their Rights will own a smaller proportional interest in the Partnership. Holders of the Preferred Units will be entitled to receive distributions from the proceeds of any sale of the Property or upon a liquidation of the Partnership on account of the Preferred Units in an aggregate amount not less than $21,390,000 million prior to any distribution to the Unitholders on account of the Units. In addition, holders of the Preferred Units will be entitled to a preference in distributions from cash flow by the Partnership. See 'Description of Securities--Distributions from Capital Proceeds' and 'Description of Securities--Liquidation Preferences.' Accordingly, the only way a Unitholder can protect against substantial dilution of his investment in his Units is to exercise his Rights.

     In view of the priority return on the Preferred Units, other than the distribution of $10,000 per Unit to be made upon completion of the Offering, Unitholders who do not exercise their Rights may not receive any further return of or on their investment in the Units unless there is a material appreciation in the value of the Property. See 'The Property.'

     Dilution of Voting Rights. If the Consent is obtained and the Offering is consummated, each Preferred Unitholder, voting together with the Unitholders as a single class, will be entitled to two votes per Preferred Unit with respect to any decisions to approve or disapprove the sale of all or substantially all of the assets of the Partnership or the Operating Partnership in a single or related series of transactions. Accordingly, Unitholders who do not subscribe for their pro rata portion of the Preferred Units will experience substantial dilution with respect to their voting rights in the event of the sale of all or substantially all of the assets of the Partnership or the Operating Partnership in a single or related series of transactions.

     Risks Associated with Purchase of Preferred Units. During the year ended December 31, 1996, the Partnership generated net operating income of approximately $1.1 million and made debt service payments of approximately $2.9 million. The Partnership would not have been able to pay to the Preferred Unitholders any part of the 12% cumulative, non-compounded preferred annual return of approximately $1,280,000 (the 'Annual Return') to which they would have been entitled during fiscal 1996 if the Preferred Units had been outstanding during fiscal 1996. See 'Ratio of Earnings to Fixed Charges and Preferred Unit Distributions.' Furthermore, the General Partner believes that the Partnership will not generate sufficient net operating income in fiscal 1997 to pay any part of the Annual Return. The Partnership's ability to pay the Annual Return in fiscal 1998 and thereafter, as well as its ability to pay an amount equal to the greater of (i) $46,500 (200% of an investor's preferred invested capital, on a per Preferred Unit basis) or (ii) an amount equal to the Subscription Price paid by an investor, together with a cumulative, compounded return thereon of 15%, in each case exclusive of any payments received with respect to the Annual Return, from the net cash proceeds, if any, received by the Partnership from capital transactions or upon liquidation of the Partnership (the 'Preferred Capital Return') will be dependent, in large part, on increasing the Partnership's net operating income, refinancing the Loan, reducing the Partnership's debt service obligations and increasing the value of the Property.

     The General Partner believes that the Tenant Improvements intended to be made with the proceeds of the Offering (see 'Use of Proceeds') will, in the aggregate, result in an appreciation in the value of the Property in excess of the amount actually expended for such improvements. However, there can be no assurance that the value of the Property will so appreciate or as to the amount of any such appreciation in value. Accordingly, there can be no assurance that an investor in the Preferred Units will receive the full Annual Return or the full Preferred Capital Return on his investment in the Preferred Units. In addition, the Preferred Units offered hereby have no preemptive rights or anti-dilution protection.

     Operating Deficits. The Operating Partnership has generated net operating income of approximately $1.15 million, $3.0 million and $4.4 million in the fiscal years ended December 31, 1996, 1995 and 1994, respectively. Other than in fiscal 1996, these amounts have been sufficient to permit the Operating Partnership to make required debt service payments of approximately $2.9 million, $3.1 million and $3.1 million in the fiscal years ended December 31, 1996, 1995 and 1994, respectively. In the fiscal year ended December 31, 1996, the Partnership was required to utilize its working capital reserves to enable the Operating Partnership to meet its debt service requirements under the Plan. The Partnership has experienced a negative net cash flow in recent years primarily due to lower occupancy rates at the Office Tower. This negative net cash flow has necessitated greater use of the Partnership's working capital reserves to fund the Operating Partnership's debt service obligations under the Loan, including during the six month period ended June 30, 1997. See 'The Offering--Purpose of the Offering.' There can be no assurance that the cost of operating the Property and making debt service payments will not exceed the revenues available from operations in future periods. See 'Use of Proceeds' and 'The Offering--Purpose of the Offering.'

     Risk of Non-Payment of Preferred Return. Holders of Preferred Units will be entitled to a 12% cumulative, non-compounded annual return (the 'Annual Return') of $2,790 per Preferred Unit. The Loan, as modified by the Plan, however, prohibits distributions by the Operating Partnership to its partners. If the Partnership obtains the Consent and the Offering is consummated, the General Partner does not believe that the Partnership can make current payments of the Annual Return of the Preferred Units unless it receives distributions from the Operating Partnership. Absent any distributions from the Operating Partnership, the Partnership believes that it will not have sufficient funds to pay the Annual Return. Accordingly, the Partnership will not be able to pay the Annual Return unless the Loan is refinanced or the Lender waives its restriction on the prohibition on distributions by the Operating Partnership. Even if a waiver is obtained or the Loan is refinanced, there can be no assurance that current debt service or reduced debt service will result in a net cash flow that is sufficient to pay the Annual Return.

     Distribution to Unitholders. If the Offering is consummated, the Partnership intends to distribute $10,000 per Unit or approximately $4.6 million to Unitholders on a pro rata basis. Such distribution will reduce a Unitholder's adjusted basis in his Units, but generally should not result in a Unitholder's recognition of taxable income or gain. It is possible that such distribution may be recharacterized by the Internal Revenue Service for tax purposes as proceeds received by a Unitholder in consideration for a portion of his Partnership interest, in which event the Unitholder would be required to allocate his tax basis in his Units and Preferred Units (if any) between the portion of his Partnership interest deemed to have been sold and the portion retained. In such event, a Unitholder would recognize a taxable gain or loss to the extent (if any) that the amount deemed to have been realized by the Unitholder for the portion sold exceeds the Unitholder's tax basis allocable to the portion sold.

     Need for Additional Capital. The principal Loan balance of approximately $26 million is due on September 30, 1999 and principal payments of an aggregate of $291,000 are required to be amortized during 1998. Although the General Partner believes that the entering into of the New Leases will enable the Operating Partnership to meet its debt service obligations prior to maturity of the Loan, the Operating Partnership may not be able to refinance the Loan without the payment of substantial refinancing fees, a substantial increase in the Partnership's equity and a substantial reduction in its aggregate outstanding indebtedness. There can be no assurance that the Operating Partnership will be able to secure any such refinancing or whether any such refinancing will be on terms as favorable to the Operating Partnership as its current arrangements.

     In order to complete the Tenant Improvements and meet its obligations under the Loan, the Operating Partnership requires the proceeds of the Offering. If, however, the Consent is not obtained and the Offering is not consummated, the current working capital of the Operating Partnership will be insufficient to complete the Tenant Improvements and to enable the Operating Partnership to meet its obligations under the Loan. As a result, the Operating Partnership will be forced to default on either the New Leases or the Loan, or both, and will have insufficient funds to retain existing tenants and attract new tenants; all of which will have a significant adverse effect on the Operating Partnership's ability to refinance the existing Loan on favorable terms, if at all. See 'Use of Proceeds'.

     In addition, the Operating Partnership's ability to sell or refinance the Property and the terms of such a sale or refinancing will depend upon the value of the Property at that time, which is subject to general economic conditions and special factors affecting real estate investments. See 'The Property.' If the Operating Partnership is not able to refinance the Property prior to maturity of the Loan and is unable to meet its obligations thereunder at maturity, the Lender may foreclose its mortgage on the Property, with resultant potential adverse tax consequences to Unitholders. See 'Certain Income Tax Considerations--Sale or Foreclosure of the Property.'

     Removal of General Partner and Redemption of Preferred Units. If at any time the General Partner is removed as general partner of the Partnership without its consent, all of the Preferred Units will be redeemed by the Partnership concurrently with such removal of the General Partner for a price equal to the liquidation preference of the Preferred Units (such right is not triggered if the General Partner withdraws voluntarily). Accordingly, the Offering will impose substantial limitations on the ability of the limited partners of the Partnership to remove the General Partner without its consent.

     Risks of Real Estate Ownership. The Partnership's investment in the Operating Partnership is subject to the risks inherent in the ownership of office property and rental property. These include the uncertainty that rental income will be sufficient to cover operating costs and debt service due to inability to attract or retain tenants as a result of adverse changes in general or local economic conditions or characteristics, inadequacies of the management agent, the possibility of unanticipated Property expenses, and other factors. Other risks inherent in an investment in the Partnership include the possibility of changes in the investment climate for real estate, unavailability of mortgage funds for refinancing, changes in real estate tax rates and other operating expenses, and other factors which are beyond the control of the General Partner.

     Competition. A number of commercial office properties in Denver compete with the Property. The commercial office market in Denver is highly competitive and the Property competes with many other established properties as well as other developments which may be constructed. There can be no assurance that the Property will be able to attract and retain tenants at occupancy and rental rates sufficient for successful operations. See '--Operating Deficits.'

     Uninsured Losses. The Property is the subject of insurance coverage customary for properties of this type. There can be no assurance, however, that claims for any loss due to fire, natural disaster or other cause will be fully covered under the comprehensive insurance policies for the Property. Moreover, there are certain types of losses (generally of an unusual or catastrophic nature, such as those that result from wars, earthquakes, floods or tornados) which are either uninsurable or not economically insurable. Should such a casualty occur, the Partnership would suffer a loss of the capital invested in the Property as well as anticipated benefits from the Property.

     Restrictions on Transfer. The transferability of the Preferred Units will be restricted by the Partnership Agreement. In addition, in order to prevent treatment of the Partnership as a publicly traded partnership for federal income tax purposes, the Partnership Agreement will authorize the General Partner to refuse to recognize or give effect to any transfer of a Unit or Preferred Unit that, in the General Partner's determination, could result in the Partnership's being treated as a 'publicly traded partnership' (as defined in section 7704(b) of the Code) unless the General Partner determines that imposing such restrictions on transfers would not be in the best interests of the Partnership and the partners taken as a whole. See also 'Certain Income Tax Considerations-- Partnership Classification.' A Preferred Unitholder may thus be required to retain his investment for an indefinite period.

     Absence of Market. In addition to the restrictions on transfer in the preceding paragraph, it is not expected that there will be a market for the resale of Preferred Units in the Partnership; therefore, a Preferred Unitholder may be unable to sell or otherwise dispose of all or any portion of his investment. Moreover, in the event a Preferred Unitholder were able to sell some or all of his Preferred Units, he might receive less than the amount of his original investment.

     Conflicts of Interest. The Partnership is subject to potential conflicts of interest arising from the other real estate activities of affiliates of the General Partner. The officers and directors of the General Partner and its affiliates may be actively engaged in supervising the development, construction, rehabilitation and operation of other projects which may be in competition with the Property. These additional activities and investments may affect its ability to perform its obligations to the Partnership.


     An affiliate of the General Partner manages the Property and receives property management fees in respect thereof. If the Property were sold, it would not receive such fees. In addition, an affiliate of the General Partner is currently the exclusive leasing agent for the Property's existing tenants and receives leasing commissions in respect of the Property. If the Property as a whole were to be sold, it would no longer receive such fee. In addition, if the Guarantor were to purchase a substantial number of the Preferred Units, a conflict of interest could arise if the sale of the Property or a portion thereof would be advantageous to the holders of the Preferred Units but not the Unitholders. The General Partner is, however, aware of its fiduciary obligations to the Partnership and intends to fulfill such obligations.

     Tax Liability May Exceed Cash Distributions. As a partner in the Partnership, a Preferred Unitholder will be taxed on his annual allocable share of Partnership taxable income whether or not any cash distributions are made to him and irrespective of the amount of such distributions, if any. Consequently, a Preferred Unitholder's tax liability with respect to Partnership taxable income allocated to him may exceed the cash distributed to him in one or more years. Partnership taxable income from operations will be allocated first to Preferred Unitholders up to the amount of their cumulative annual preferred return, even if the Preferred Unitholders do not receive current distributions of that amount. See 'Investment Considerations--Risk of Non-Payment of Preferred Return,' 'Description of Partnership Agreement--Allocations of Net Income, Net Loss and Gain or Loss From a Capital Transaction' and 'Certain Income Tax Considerations--Taxation of the Partnership and the Preferred Unitholders.'

     Limitations on Losses. The deductibility of any Partnership losses, as determined for tax purposes, will be limited by the passive activity loss limitations. There is also a risk that the IRS might seek to reallocate Partnership items among the Preferred Unitholders and the other Limited Partners in the event that the allocations provided for in the Partnership Agreement are not respected. See 'Certain Income Tax Considerations.'

     Liability of Limited Partners. Under Delaware law, a limited partner may be liable for the debts of a partnership up to the amount of any distribution made to such limited partner if, at the time of such distribution, all liabilities of the partnership, other than liabilities to partners on account of their interests in the partnership, exceed the fair value of the partnership's assets. Additionally, a limited partner who receives the return, in whole or in part, of his capital contribution without violation of the partnership agreement or applicable statute may be liable to the partnership for a period of one year for any sum, not in excess of such returned capital contribution, necessary to discharge the partnership's liabilities to all creditors who extended credit or whose claims arose before such return. If a limited partner receives the return of any part of his capital contribution in violation of the partnership agreement or applicable statute, he is liable to the partnership for a period of six years for the entire amount of the contribution wrongfully returned.

     Lack of Management Control.  The Preferred Unitholders will have no right or power to take part in the management or control of the business of the Partnership, except the right to approve certain extraordinary actions. The business of the Partnership is managed solely by the General Partner. If a Preferred Unitholder participates in the control of the business of the Partnership, he may be deemed under applicable laws to be a general partner of the Partnership, with the resulting loss of his limited liability. If a Preferred Unitholder were deemed to be liable as a general partner of the Partnership, he would be generally liable for the Partnership's obligations, which liability could be satisfied out of his personal assets if the Partnership's assets were insufficient. Since the Partnership Agreement will provide certain voting rights to the Preferred Unitholders, a creditor of the Partnership might claim that such rights amount to participation in the Partnership's business, which claim, if judicially sustained, could result in a Preferred Unitholder's personal liability.

                          DESCRIPTION OF THE PROPOSAL

     For the reasons identified in this Proxy Statement and Prospectus, the General Partner believes that it is in the best long-term interests of the Partnership and the Unitholders that the Partnership's Amended and Restated Partnership Agreement be amended to reflect the creation and issuance of the Preferred Units. If the Unitholders consent to the creation and issuance of the Preferred Units, the Partnership Agreement will be amended and the Second Amended and Restated Partnership Agreement, filed as an exhibit to the Proxy and Registration Statement of which this Proxy Statement and Prospectus is a part, will be substituted for the existing Partnership Agreement.

     The Partnership Agreement provides that the Partnership may not issue equity interests in the Partnership, other than Units, without the consent of Unitholders owning in excess of 50% of the aggregate number of Units owned by all Unitholders. The Partnership Agreement further provides that consent shall be deemed to be granted if the General Partner makes a written request for the consent of the Unitholders to a particular action, unless the General Partner receives written refusal to consent within 30 days of the request from Unitholders owning in the aggregate 50% or more of the Units owned by all Unitholders. Accordingly, if the General Partner does not receive written refusals to consent to the issuance of the Preferred Units within 30 days of the date of mailing of this Proxy Statement and Prospectus from Unitholders owning in the aggregate 50% or more of the Units owned by all Unitholders, the Unitholders shall be deemed to have consented to the creation and issuance of the Preferred Units.

     THE GENERAL PARTNER RECOMMENDS THAT EACH UNITHOLDER USE THE ATTACHED CONSENT FORM TO VOTE IN FAVOR OF THE AMENDMENTS TO THE PARTNERSHIP AGREEMENT TO CREATE THE PREFERRED UNITS.

                                  THE OFFERING

PURPOSE OF THE OFFERING

     The Operating Partnership has been engaged in a comprehensive leasing program at the Property. To that end, the Operating Partnership recently entered into leases (the 'New Leases') for approximately 166,000 square feet of office space (the 'Newly Leased Space') at the Office Tower, thereby increasing the Office Tower's occupancy rate from 63% at the time the Plan was confirmed to approximately 90%. Capital improvement obligations both with respect to the New Leases and 57,000 square feet of existing leased space expected to be renewed in the next 12 months, together with attendant leasing commissions (such capital improvements and leasing commissions are collectively referred to herein as the 'Tenant Improvements'), are anticipated to require the Operating Partnership to expend approximately $7.5 million in 1997 and 1998. Neither the Operating Partnership nor the Partnership has sufficient reserves, nor does the Property generate sufficient cash flow, to fully fund these Tenant Improvements.

     The General Partner believes that, in order to maximize the value of the Property, it is necessary to complete the Tenant Improvements contemplated to be made with the proceeds of the Offering. See 'Use of Proceeds.' The General Partner believes that such Tenant Improvements will result in an appreciation in the value of the Property in excess of the amount actually expended for such improvements. However, there can be no assurance that the value of the Property will so appreciate or as to the amount of any such appreciation in value.

     At present, the Operating Partnership does not have sufficient funds or revenues to complete the expected $7.5 million of Tenant Improvements and to satisfy its debt service payments under the Loan. During 1996, the Operating Partnership had a negative debt service coverage ratio of approximately .4:1. As a result, the Operating Partnership was required to utilize a part of its capital reserve to make current debt service payments. Winthrop Financial Associates, A Limited Partnership, the general partner of the Partnership (the 'General Partner'), believes that the failure to consummate the Offering will, in all likelihood, cause the Operating Partnership to default under the New Leases and/or the Loan, as well as hinder its ability to renew existing leases. If the Operating Partnership were to default under the Loan either prior to or at its maturity, the Operating Partnership would risk losing the Property through foreclosure. Further, if the Tenant Improvements are not completed and/or the occupancy level at the Property remains low, the value of the Property will be impaired which will make it difficult to refinance the Loan or to obtain sufficient proceeds upon a sale of the Property to repay the Loan. However, if the Offering is consummated, the General Partner believes that the Operating Partnership will have sufficient funds to complete the Tenant Improvements. Increased revenues from the New Leases will enable the Operating Partnership to meet its debt service obligations and increase the likelihood that the Loan can be refinanced at or prior to its maturity. Upon consummation of the Offering or as soon as practical thereafter, the Operating Partnership will seek to reduce its interest expense by refinancing the Loan with a new loan having a reduced principal balance and a lower interest rate. There can be no assurance, however, that the Operating Partnership will be able to refinance the Loan on favorable terms.

     Accordingly, the General Partner has determined, subject to receipt of the Consent (as herein defined), to raise additional capital and increase the Partnership's equity by means of the offering (the 'Offering') being made by this Proxy Statement and Prospectus. The Partnership will utilize the proceeds of the Offering to complete the Tenant Improvements and to reduce the outstanding principal indebtedness of the Operating Partnership at the time of the refinancing of the Loan. In addition, if the Offering is completed, the

Partnership will distribute approximately $4.6 million to Unitholders on a pro rata basis. If, however, the Consent is not obtained and the Offering is not completed, the Partnership believes that it will be required to expend substantially all of its working capital on debt service payments in order to avoid default on the Loan prior to its maturity and will not possess sufficient reserves to complete the Tenant Improvements. See 'Use of Proceeds.' In such event, unless the Partnership is able to locate alternative sources of equity financing, the Operating Partnership will not be able to refinance the Loan at or prior to its maturity and the Operating Partnership will be in default of its obligations under the New Leases.

TERMS OF THE OFFER


     The Partnership is issuing to the holders (the 'Unitholders') of its limited partnership interests (the 'Units') of record as of the close of business on October 27, 1997 (the 'Record Date') one subscription right (each, a 'Right') for each Unit held. Each Right entitles the Unitholder to purchase, conditioned upon the receipt of the consent (the 'Consent') of the Unitholders to permit the creation and issuance of a class of 12% cumulative, non-compounded preferred units (each, a 'Preferred Unit') representing limited partnership interests in the Partnership, at any time prior to 5:00 p.m., New York City
time, on December   , 1997 (as such date may be extended by the General Partner as herein provided, the 'Expiration Date'), one Preferred Unit at a subscription price of $23,250 (the 'Subscription Price') per Preferred Unit. The Rights are evidenced by subscription certificates (the 'Subscription Certificates') which are being mailed to Unitholders herewith. The Rights are not transferable.



     Completed Subscription Certificates may be delivered to the Partnership at
any time commencing on November   , 1997 and terminating at 5:00 p.m. New York
time on the Expiration Date (the 'Subscription Period'). If the Partnership does not obtain the Consent, any completed Subscription Certificates, together with any payments received by the Partnership in connection with such completed Subscription Certificate will be returned to the relevant Unitholder.


     Rights may be exercised by completing a Subscription Certificate and delivering it, together with payment by means of a check, to the Partnership. See '--Exercise of Rights' and '--Subscription Price.' Subject to the receipt of Consent, all Rights may be exercised immediately upon receipt and until 5:00 p.m., New York City time, on the Expiration Date.

     The terms of this Offering and the Preferred Units have been determined by the General Partner. No determination has been or will be made as to, nor has the Partnership requested any third party to determine and/or deliver an opinion in respect of, the fairness of the terms of the Preferred Units.

SUBSCRIPTION PRICE

     The Subscription Price for each Preferred Unit is $23,250.00.


NO MODIFICATION OR REVOCATION


     ONCE A HOLDER OF RIGHTS HAS PROPERLY EXERCISED HIS RIGHTS AND THE OVER-SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE MODIFIED OR REVOKED UNLESS THE PARTNERSHIP DOES NOT OBTAIN THE CONSENT, IN WHICH CASE THE SECURITIES OFFERED HEREBY WILL BE DEREGISTERED, ALL COMPLETED SUBSCRIPTIONS FOR PREFERRED UNITS WILL BE DEEMED NULL AND VOID, AND ALL PAYMENTS RECEIVED IN RESPECT THEREFOR WILL BE RETURNED TO THE EXERCISING UNITHOLDERS.


EXPIRATION OF THE OFFERING

     This Offering will expire at 5:00 p.m. New York City time, on the Expiration Date. The Rights expire on the Expiration Date and thereafter may not be exercised.

OVER-SUBSCRIPTION PRIVILEGE


     Any Unitholder who has exercised his Right will be entitled to exercise an over-subscription privilege (the 'Over-Subscription Privilege'), if they wish to acquire additional Preferred Units. The Over-Subscription Privilege may be exercised by any Unitholder who has exercised his Right. Any Over-Subscription Privilege may only be exercised with respect to whole (and not fractional) Preferred Units. Unitholders should indicate, on the Subscription Certificate which they submit with respect to the exercise of their Rights, how many additional Preferred Units they are willing to acquire pursuant to the Over-Subscription Privilege.



     Within five business days after the Expiration Date (to allow for clearance of the checks remitted in payment of the Subscription Price of the Preferred Units subscribed for by the Unitholders), the Partnership will allocate the available Preferred Units pro rata among those Unitholders who exercise the Over-Subscription Privilege

(including the Guarantor) according to the aggregate number of Rights exercised. The percentage of remaining Preferred Units each Unitholder may acquire may be rounded up or down to result in delivery of whole Preferred Units. In the event a Unitholder who exercises the Over-Subscription Privilege is allocated less than the number of Preferred Units that such Unitholder subscribed for, excess subscription payments will be promptly refunded. See '--Payment for Securities.'

SUBSCRIPTION GUARANTY


     In order to ensure full subscription of the Offering, the Guarantor, an affiliate of the General Partner and a Unitholder, has agreed (i) to exercise its Right as a Unitholder and (ii) to subscribe for all other Preferred Units offered hereunder through the Over-Subscription Privilege and to purchase all unsubscribed Preferred Units (the 'Subscription Guaranty'). If no Rights are exercised by Unitholders other than the Guarantor, the Guarantor would purchase and own all 460 Preferred Units. No fee is being paid to the Guarantor on account of the Subscription Guaranty. As a result of the Subscription Guaranty, subject to receipt of the Consent, the Partnership is assured of receiving gross proceeds from the Offering in an amount equal to approximately $10.695 million.


     Apollo Real Estate Investment Fund III, L.P. ('Apollo'), an affiliate of the General Partner, has agreed to provide the Guarantor with such financing as shall be necessary to enable the Guarantor to fulfill the Subscription Guaranty. As a result of the Subscription Guaranty, the Partnership is assured of receiving gross proceeds of the offering in an amount equal to approximately $10.695 million. See 'Investment Considerations--Removal of General Partner and Redemption of Preferred Units' and 'Description of Securities--Redemption.'

EXERCISE OF RIGHTS

     Rights may be exercised by filling in and signing the reverse side of the Subscription Certificate which accompanies this Proxy Statement and Prospectus and mailing it in the envelope provided, or otherwise delivering the completed and signed Subscription Certificate to the Partnership, together with payment of the Subscription Price for the Preferred Units as described in '--Payment for Securities'. Rights may also be exercised through a Unitholder's broker or dealer, who may charge such Unitholder a servicing fee.

EXERCISE OF OVER-SUBSCRIPTION PRIVILEGE


     Any Unitholder exercising his Rights may participate in the Over-Subscription Privilege by indicating on his Subscription Certificate the number of Preferred Units he is willing to acquire pursuant thereto. Any Over-Subscription Privilege may only be exercised with respect to whole (and not fractional) Preferred Units. There is no limit on the number of Preferred Units that exercising Unitholders may seek to subscribe for pursuant to the Over-Subscription Privilege. The number of Preferred Units issued to each Unitholder participating in the Over-Subscription Privilege will be allocated as described above in '--Over-Subscription Privilege.'


PAYMENT FOR SECURITIES

     Payment for Preferred Units that are subscribed for by exercising Rights and the Over-Subscription Privilege must be made by means of a check, in United States dollars, made payable to the Partnership, along with a completed and properly executed Subscription Certificate on or prior to the Expiration Date. All checks received by the Partnership will be deposited in a segregated interest-bearing account of the Partnership (the interest from which will belong to the Partnership) pending receipt of the Consent and distribution of the Preferred Units. Any excess funds paid by a Unitholder will be promptly returned to such Unitholder.


     If any Unitholder does not make timely and full payment for the Preferred Units subscribed for by exercise of his Rights and/or the Over-Subscription Privilege, the Partnership reserves the right to allow the Guarantor to purchase the Preferred Units subscribed for by such non-paying Unitholder.

     THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE PARTNERSHIP WILL BE AT THE ELECTION AND RISK OF THE HOLDERS OF THE RIGHTS. IF SENT BY MAIL, IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY

TO THE PARTNERSHIP AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK OR MONEY ORDER.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Partnership, whose determinations will be final and binding. The Partnership in its sole discretion may waive any defect or irregularity or permit a defect or irregularity to be corrected within such time as it may determine or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Partnership shall determine in its sole discretion. The Partnership shall not have any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

                                  THE PROPERTY

     The Property is comprised of a 42-story Class A limestone and reflective glass office tower located at 1999 Broadway, Denver, Colorado (the 'Office Tower') and a 663 space parking garage located one and one-half blocks northeast of the Office Tower at 2099 Welton Street (the 'Parking Garage'). The Partnership acquired the Property in 1988 for an aggregate purchase price of approximately $83 million.


     In 1996, in connection with the Partnership's litigation with respect to its reorganization under the bankruptcy laws, the Partnership obtained an appraisal of the Property for approximately $39 million. Although the General Partner has not obtained a more recent appraisal, it does not have any reason to believe that the current value of the Property has changed in any substantial amount from the value determined in 1996. In addition, in 1996 during the Partnership's reorganization, the Partnership received two unsolicited offers to purchase the Office Tower, each conditioned upon the completion of due diligence: one offer was for $38 million and the other for $41 million. These offers were received shortly after the commencement of the bankruptcy proceeding at a time when the Property was experiencing a relatively high vacancy rate. The General Partner determined that the pursuit of a sale in the face of these distressed conditions would not yield optimum value for the Partnership. Consequently, neither offer was pursued, nor was the financial ability of the bidders to consummate any such transaction investigated.


                                USE OF PROCEEDS

     The estimated proceeds of the Offering (net of expenses of approximately $200,000) will be applied approximately as follows:

Tenant Improvements..................................................  $   7,500,000
Reduction of outstanding principal indebtedness of the Partnership at
  the time of refinancing of the Loan................................      2,000,000
Closing and other expenses relating to the refinancing of the Loan...        500,000
Working Capital of the Partnership...................................        495,000
                                                                       -------------
                                                                       $  10,495,000
                                                                       -------------
                                                                       -------------


     Pending application of the net proceeds of the Offering as indicated above, such proceeds will be invested in interest-bearing investment grade securities. In addition, such proceeds will be held in trust by the Partnership for the benefit of the Unitholders, to be used only for the purposes set forth herein. Any net proceeds not required to be applied to capital improvements or to refinance the Loan will be added to the Partnership's working capital. In addition, if the Offering is completed, the Partnership intends to distribute $10,000 per Unit, or an aggregate of approximately $4.6 million, to Unitholders on a pro rata basis. See 'The Offering--Purpose of the Offering.'

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                          PREFERRED UNIT DISTRIBUTIONS

     The following table sets forth the computation of the ratio of earnings to fixed charges for the six month periods ended June 30, 1997 and 1996 and for each of the years in the five-year period ended December 31, 1996. The financial information for purposes of computing the ratio of earnings to fixed charges has been derived from the unaudited and audited financial statements of the Partnership incorporated by reference herein.

     The following table also sets forth the pro forma computation of the ratio of earnings to fixed charges and Preferred Unit distributions for the six month period ended June 30, 1997 and the year ended December 31, 1996. The pro forma ratio of earnings to fixed charges and Preferred Unit distributions has been prepared by adjusting the historical financial statements of the Partnership to give effect to the exercise of the Rights as of the beginning of the period presented and does not purport to be indicative of the ratio of earnings to fixed charges and Preferred Unit distributions which might have occurred had the Rights been exercised at the beginning of such periods or which might be expected to occur in the future.

                                                PERIOD ENDING JUNE
                                                       30,                      FOR THE YEAR ENDED DECEMBER 31,
                                                ------------------    ---------------------------------------------------
                                                 1997       1996       1996       1995       1994      1993(1)     1992
                                                -------    -------    -------    -------    -------    -------    -------
                                                                 (IN THOUSANDS EXCEPT RATIO INFORMATION)
EARNINGS:
Net earnings (loss)..........................   ($1,315)   ($1,346)   ($3,858)   ($  942)   $   826    ($5,890)   $   151
Add back fixed charges charged to earnings...     1,305      1,464      2,909      2,936      2,957      2,980      2,999
                                                -------    -------    -------    -------    -------    -------    -------
Net (loss) Earnings before fixed charges.....       (10)       118       (949)     1,994      3,783     (2,910)     3,150
Depreciation and amortization of acquisition
  costs......................................       870        913      1,873      1,770      1,628      1,540      1,424
Reduction in carrying value of income
  producing properties.......................         0          0          0          0          0      6,256          0
                                                -------    -------    -------    -------    -------    -------    -------
Net earnings before fixed charges,
  depreciation, amortization of acquisition
  costs and reduction in carrying value......   $   860    $ 1,031    $   924    $ 3,764    $ 5,411    $ 4,886    $ 4,574
                                                -------    -------    -------    -------    -------    -------    -------
                                                -------    -------    -------    -------    -------    -------    -------
FIXED CHARGES:
Interest expense as reported(4)..............   $ 1,272    $ 1,431    $ 2,844    $ 2,871    $ 2,892    $ 2,915    $ 2,934
Amortization of debt placement costs.........        33         33         65         65         65         65         65
                                                -------    -------    -------    -------    -------    -------    -------
Total fixed charges..........................   $ 1,305    $ 1,464    $ 2,909    $ 2,936    $ 2,957    $ 2,980    $ 2,999
                                                -------    -------    -------    -------    -------    -------    -------
                                                -------    -------    -------    -------    -------    -------    -------
RATIO:
Net earnings before fixed charges/Fixed
  charges(1,2)...............................      (0.0)       0.1       (0.3)       0.7        1.3       (1.0)       1.1
                                                -------    -------    -------    -------    -------    -------    -------
                                                -------    -------    -------    -------    -------    -------    -------
Net earnings before fixed charges,
  depreciation, amortization of acquisition
  costs and reduction in carrying value/Fixed
  charges(5)                                        0.7        0.7        0.3        1.3        1.8        1.6        1.5
                                                -------    -------    -------    -------    -------    -------    -------
                                                -------    -------    -------    -------    -------    -------    -------
Pro forma Ratio of Net Earnings to Fixed
  Charges and Preferred Unit Distributions:
Fixed charges per above......................   $ 1,305    $ 1,464    $ 2,909
Adjustment to give effect to the net decrease
  in interest expense resulting from a
  refinancing................................       (95)       (90)      (181)
Preferred Unit distributions(3)..............       642        642      1,283
                                                -------    -------    -------
Total fixed charges..........................   $ 1,852    $ 2,016    $ 4,011
                                                -------    -------    -------

                                                -------    -------    -------
PRO FORMA RATIO:
Net earnings (loss) before fixed
  charges/Fixed Charges                            (0.0)       0.1       (0.2)
                                                -------    -------    -------
                                                -------    -------    -------
Net earnings before fixed charges,
  depreciation, amortization of acquisition
  costs and reduction of carrying value/Fixed
  charges....................................       0.5        0.5        0.2
                                                -------    -------    -------
                                                -------    -------    -------

                                               (Footnotes are on following page)

(Footnotes from previous page)

(1) Net earnings were not adequate to cover fixed charges for year ended December 31, 1993 by $5,890,000 due to a reduction in carrying value of approximately $6,256,000.

(2) Net earnings were not adequate to cover fixed charges for years ended 1995 and 1996 by $942,000 and $3,858,000 respectively.

(3) Assuming that $10,695,000 worth of Preferred Units are purchased at 12% annual return.

(4) At December 31, 1995 and 1996 amortization of debt placement costs were included in interest expense for financial reporting purposes.

(5) The ratio of net earnings before fixed charges, depreciation and amortization of acquisition costs is presented to demonstrate that earnings, before non cash charges, were adequate to cover fixed charges for the years ending December 1992, 1993, 1994, and 1995.

                           DESCRIPTION OF SECURITIES

GENERAL

     Each Right entitles the Unitholder to purchase one Preferred Unit. The Preferred Units represent limited partnership interests in the Partnership and have such rights and designations as are described below. The Preferred Units will be evidenced by certificates issued by the Partnership.

     The Partnership's Amended and Restated Partnership Agreement (the 'Partnership Agreement') provides that the Partnership may not issue equity interests in the Partnership, other than Units, without the consent of Unitholders owning in excess of 50% of the aggregate number of Units owned by all Unitholders. The Partnership Agreement further provides that consent shall be deemed to be granted if the General Partner makes a written request for the consent of the Unitholders to a particular action, unless the General Partner receives written refusal to consent within 30 days of the request from Unitholders owning in the aggregate 50% or more of the Units owned by all Unitholders. Accordingly, if the General Partner does not receive written refusals to consent to the issuance of the Preferred Units within 30 days of the date of this Proxy Statement and Prospectus from Unitholders owning in the aggregate 50% or more of the Units owned by all Unitholders, the Unitholders shall be deemed to have consented to the issuance of the Preferred Units.

     There is no existing market for the Preferred Units. The Partnership does not intend to list the Preferred Units on any securities exchange and it is not anticipated that a market for the Preferred Units will develop. In addition, the transferability of the Preferred Units will be restricted by the Partnership Agreement. See 'Investment Considerations.'

CUMULATIVE, NON-COMPOUNDED PREFERRED ANNUAL RETURN

     Each Preferred Unit will entitle the holder thereof to receive from the Cash Flow of the Partnership an amount in cash equal to a cumulative, non-compounded preferred annual return of 12% on his preferred invested capital of $23,250. The amount of preferred invested capital on which such return will be calculated will be reduced from time to time by distributions, if any, of Capital Proceeds (as defined in the Partnership Agreement). See '--Distributions from Capital Proceeds.' Cash Flow, as used herein, means Net Income (as defined in the Partnership Agreement) or Net Loss (as defined in the Partnership Agreement) of the Partnership plus depreciation and amortization deductions and the amount of reserve funds no longer required, less the sum of (a) debt amortization, (b) payments to reasonable reserve accounts established by the General Partner, (c) capital expenditures to the extent not paid out of reserves, insurance proceeds or condemnation proceedings, and (d) the annual partnership administration and investor service fee. Cash Flow does not include gains or losses resulting from a capital transaction of the Partnership. The General Partner has the right at any time to establish reasonable reserves for the Partnership (or the Operating Partnership) as a deduction from Cash Flow. Cash Flow, if available, is required to be distributed at least once each year to the Partners, or more frequently at the option of the General Partner.

     Distributions of Cash Flow may be made from time to time by the Partnership to the Preferred Unitholders until such time as the Preferred Unitholders have received a 12% per annum cumulative, non-compounded return on their preferred invested capital. Thereafter, Cash Flow will be distributed 99% to the Unitholders and 1% to the General Partner until such time as the Unitholders have received a 6% per annum cumulative, non-compounded return on their invested capital. Thereafter, Cash Flow will be distributed 97% to the Unitholders and 3% to the General Partner until the Unitholders have received an amount equal to their Net Invested Capital (as defined in the Partnership Agreement). Any remaining Cash Flow will be distributed 70% to the Unitholders and 30% to the General Partner. See 'The Reorganization' for a description of the need for distributions from the Operating Partnership to the Partnership.

     The availability of Cash Flow for distribution is dependent upon the Operating Partnership's earning more than sufficient rental and investment income to pay all expenses of the Operating Partnership and meet the debt service requirements of the Loan and of any other borrowings of the Partnership. No assurance can be given that income from the Operating Partnership in any year will be sufficient to generate Cash Flow for the Preferred Unitholders or that there will not be cash deficits. Investors should recognize that because operating expenses and real estate taxes are subject to increases, and increases in rent levels may be subject to market limitations, cash distributions to the Partnership from the Operating Partnership in any year may not be sufficient to generate Cash Flow for distribution to the Preferred Unitholders.

DISTRIBUTIONS FROM CAPITAL PROCEEDS

     In addition to a 12% cumulative, non-compounded preferred return (the 'Annual Return'), each Preferred Unit entitles the holder thereof to receive an aggregate cash distribution (prior to any distribution to Unitholders and to the General Partner on account of the Units and the general partnership interests held by them) equal to the greater of (i) $46,500 (200% of an investor's original preferred invested capital) or (ii) an amount equal to the Subscription Price paid by an investor together with a cumulative, compounded return thereon of 15%, in each case exclusive of any payments received with respect to the Annual Return, from the net cash proceeds, if any, received by the Partnership from Non-Terminating Capital Transactions (as defined in the Partnership Agreement) or upon liquidation of the Partnership. Accordingly, prior to dissolution of the Partnership, the net cash proceeds, if any, of a Non-Terminating Capital Transaction that the General Partner determines is available for distribution shall be distributed and applied generally as follows:

          (a) to discharge, to the extent required by any lender or creditor, debts and obligations of the Partnership (including loans made by the General Partner);

          (b) (i) to fund reserves for contingent liabilities to the extent deemed reasonable by the General Partner and the accountants of the Partnership or (ii) as determined by the General Partner to fund repairs, capital improvements or the development of portions of the Property;

          (c) to each Preferred Unitholder, to the extent not theretofore paid out of prior distributions of Cash Flow and capital proceeds, an amount equal to a cumulative, non-compounded annual 12% return on his preferred invested capital, as such capital may be reduced from time to time by any prior distributions pursuant to (d) below;

          (d) to each Preferred Unitholder, an amount equal to the greater of
     (i) $46,500 or (ii) an amount equal to the Subscription Price paid by an investor together with a cumulative, compounded return thereon of 15%, in each case exclusive of any payments received with respect to clause (c) above, per Preferred Unit, reduced by all prior distributions to such Preferred Unitholder pursuant to this clause (d);

          (e) to each Unitholder, an amount equal to a annual 6% cumulative,

     non-compounded return on his invested capital reduced by all prior distributions to him out of Cash Flow and by all prior distributions to him hereunder;

          (f) to each Unitholder, an amount equal to his invested capital, reduced by all prior distributions to him hereunder;

          (g) to the General Partner, the aggregate amount of its capital contribution to the Partnership, reduced by any prior distribution to it hereunder; and

          (h) the balance, 70% to the Unitholders and 30% to the General
     Partner.

LIQUIDATION PREFERENCES

     Upon the termination and winding up of the Partnership, the proceeds of any Terminating Capital Transaction (as defined in the Partnership Agreement) and/or the remaining assets of the Partnership available for distribution, after payment of all liabilities of the Partnership (including loans made by the General Partner), shall be distributed and applied generally as follows:

          (a) to each Preferred Unitholder, an amount equal to a annual 12% cumulative, non-compounded return on his preferred invested capital, after taking into account all prior distributions to him out of Cash Flow and capital proceeds;

          (b) to each Preferred Unitholder, an amount equal to the greater of
     (i) $46,500 or (ii) an amount equal to the Subscription Price paid by an investor together with a cumulative, compounded return thereon of 15%, in each case exclusive of any payments received with respect to clause (a) above, per Preferred Unit, reduced by any prior distributions to him in reduction thereof; and

          (c) thereafter, to the Unitholders and the General Partner in accordance with their respective capital account balances.

     No assurance can be given as to the availability or feasibility of a Non-Terminating or a Terminating Capital Transaction or the amount of net cash proceeds, if any, therefrom.

     Upon receipt by a Preferred Unitholder of an amount equal to the liquidation preference of a Preferred Unit, he shall have no further rights to vote or to receive distributions from the Partnership.

VOTING RIGHTS

     A Preferred Unit will not entitle the holder thereof to any voting rights, provided, however, that each Preferred Unit will entitle the holder thereof, voting together with the Unitholders as a single class, to two votes with respect to any decisions to approve or disapprove the sale of all or substantially all of the assets of the Partnership or the Operating Partnership in a single or related series of transactions. See 'Description of Partnership Agreement--Voting Rights.'

REDEMPTION

     If at any time the General Partner is removed without its consent, the Partnership will be required to redeem all of the Preferred Units at a price equal to the liquidation preference of the Preferred Units (such right is not triggered if the General Partner withdraws voluntarily).

     Upon payment in full of the liquidation preference of the Preferred Units, they will be redeemed in full and the holders thereof shall have no further rights, powers or obligations.

TRANSFER OF PREFERRED UNITS

     The Partnership Agreement will provide that no sale or exchange of an interest in the Partnership may be made if the sale or exchange of the interest, when added to the total of all other interests sold or exchanged within the period of 12 consecutive months ending with the proposed date of the sale or exchange, would result in the termination of the Partnership under Section 708 of the Internal Revenue Code of 1986, as amended (the 'Code'). However, the sale or exchange could be made if there has been compliance with the requirements of the securities laws and the Partnership Agreement and if, prior to the sale or exchange, there has been published in the Internal Revenue Bulletin, or the Partnership has been granted upon application and at the expense of the Preferred Unitholder desiring to transfer his Preferred Units, a favorable ruling to the effect that a transfer of the type proposed will not result in such a termination.

     In addition, in order to prevent treatment of the Partnership as a publicly traded partnership for federal income tax purposes, the Partnership Agreement will authorize the General Partner to refuse to recognize or give effect to any transfer of a Unit or Preferred Unit that, in the General Partner's determination, could result in the Partnership's being treated as a 'publicly traded partnership' (as defined in section 7704(b) of the Code) unless the General Partner determines that imposing such restrictions on transfers would not be in the best interests of the Partnership and the partners taken as a whole.

     The Partnership Agreement also will provide, with certain exceptions, that no Preferred Unitholder may transfer his interest in the Partnership to a minor or an incompetent or transfer any interest representing less than one-half of a Preferred Unit (unless such interest represents the Preferred Unitholder's entire interest).

     No pledge, sale, transfer, exchange, assignment or other disposition of a Preferred Unitholders's interest in the Partnership may be made except (a) with the consent of the General Partner (except as otherwise provided in the Partnership Agreement) and (b) in compliance with applicable regulations of any governmental agency having jurisdiction over such disposition.

     An assignee of a Preferred Unit may be admitted as a substitute Limited Partner only upon: (a) delivery to the General Partner of a duly endorsed

Certificate and transfer application, (b) the General Partner's consenting to the transfer, the granting of which consent is in the General Partner's sole discretion, and (c) the assignee's written acceptance and adoption of all terms and provisions of the Partnership Agreement. By executing and delivering a transfer application, the transferee of Preferred Units (i) is an assignee until admitted to the

Partnership as a substituted limited partner, (ii) automatically requests admission to the Partnership as a substituted limited partner, (iii) represents that such transferee has the capacity and authority to enter into the Partnership Agreement and (iv) grants powers of attorney to the General Partner. On a quarterly basis, the Partnership will, on behalf of transferees who have submitted transfer applications, request the General Partner to admit such transferees as substituted limited partners in the Partnership. If the General Partner consents to such substitution, a transferee will be admitted to the Partnership as a substituted limited partner upon the recordation of such transferee's name in the books and records of the Partnership. Upon such admission, which is in the sole discretion of the General Partner, he will be entitled to all of the rights of a limited partner under the Delaware Act and pursuant to the Partnership Agreement. Except in the case of an assignment upon death or incapacity, an assignee of a Preferred Unitholder who does not become a substitute Limited Partner will not have any right to share in the Net Income, Net Loss, Cash Flow or other distributions of the Partnership.

REPLACEMENT OF LOST PREFERRED UNIT CERTIFICATES

     A Preferred Unitholder or transferee who loses or has his or her certificate for Preferred Units stolen or destroyed may obtain a replacement certificate by furnishing an indemnity bond and by satisfying certain other procedural requirements under the Partnership Agreement.

                      DESCRIPTION OF PARTNERSHIP AGREEMENT


     The following is a summary of certain provisions of the Partnership Agreement and is qualified in its entirety by reference to the text of the amended Partnership Agreement, a form of which has been filed as an exhibit to the Registration Statement of which this Proxy Statement and Prospectus is a part.


RIGHTS AND DUTIES OF THE GENERAL PARTNER

     The Partnership Agreement provides that the General Partner has the sole right to manage the business of the Partnership and that, aside from certain rights to consent to extraordinary actions, the Unitholders and the Preferred Unitholders (collectively, the 'Limited Partners') shall not, as such, participate in or have any control over the business of the Partnership (except as required by law) or have any right or authority to act for or bind the Partnership. The General Partner is responsible for the proper maintenance and operation of the Operating Partnership and the Property. The General Partner may not, however, except as otherwise provided in the Partnership Agreement, take any action required to be approved or ratified by limited partners under the Revised Uniform Limited Partnership Act of the State of Delaware (the 'Delaware Act') without the written consent of the Limited Partners.


     To ensure the orderly and efficient operation of the Partnership, the General Partner has the exclusive right to admit any person as an additional or substitute General Partner of the Partnership upon the consent of Limited Partners holding more than 50% of the voting rights, voting as a single class, of the limited partnership interests in the Partnership (the 'Consent of the Limited Partners'). In addition, the General Partner has the authority, without the Consent of the Limited Partners, to increase, decrease or refinance the Loan or any other loan entered into by the Partnership, and to sell, exchange or develop portions of the Property (but not to sell all or substantially all of the Property in a single or related series of transactions).


WITHDRAWAL OF THE GENERAL PARTNER

     The General Partner may voluntarily retire as the general partner of the Partnership only if a substitute General Partner remains in the Partnership after such voluntary withdrawal. A General Partner shall retire automatically upon any involuntary withdrawal or an event of bankruptcy.

TERMINATION OF THE PARTNERSHIP

     The Partnership will continue until December 31, 2038 unless earlier terminated upon the occurrence of any of the following events:

          (i) the retirement of the General Partner, if there is no remaining General Partner who elects to continue the Partnership and the Limited Partners do not elect to continue the Partnership;

          (ii) the sale or other disposition of all or substantially all of the assets of the Partnership, provided, however, that under certain circumstances the Partnership may continue in existence solely for the purpose of collecting any deferred installment payments of the purchase price or any other consideration to be received for such assets; or

          (iii) the election by the General Partner with the Consent of the Limited Partners to dissolve the Partnership.

     If, following the retirement of the General Partner, there is no remaining General Partner of the Partnership or the remaining General Partner does not elect to continue the Partnership, the Limited Partners may, within 90 days after such retirement, elect to reconstitute the Partnership and continue the business of the Partnership by selecting a substitute General Partner by the unanimous consent of the Limited Partners. If the Limited Partners elect to reconstitute the Partnership and admit a substitute General Partner, the relationship of the partners and of any person who has acquired an interest of a partner in the Partnership shall be governed by the Partnership Agreement.


     Upon dissolution of the Partnership, the Partnership's assets will be liquidated and the proceeds of liquidation will be applied and distributed as described in 'Description of Securities--Liquidation Preferences.'

ALLOCATIONS OF NET INCOME, NET LOSS AND GAIN OR LOSS FROM A CAPITAL TRANSACTION


     While the Preferred Units are outstanding, Net Income from the operations of the Partnership (including the Partnership's allocable share of net income from the operations of the Operating Partnership) will be allocated (a) first, to the Preferred Unitholders, in an amount equal to the excess of the Annual Return accrued on their invested capital for periods through the close of the year then ended (see 'Description of Securities--Cumulative Preferred Annual Return') over the cumulative amounts of Net Income and Gain from a Capital Transaction (as defined in the Partnership Agreement) previously allocated to them on account of such accrued Annual Return, (b) second, to the Preferred Unitholders, to restore Net Loss previously allocated to them on account of their Preferred Units, (c) third, to Unitholders and to the General Partner, to restore Net Loss previously allocated to them during the period that the Preferred Units are outstanding on account of the Units and the general partnership interests held by them, and (d) the balance, if any, to the Unitholders and to the General Partner on account of the Units and the general partnership interests held by them.


     While the Preferred Units are outstanding, Net Loss from the operations of the Partnership (including the Partnership's allocable share of net loss from the operations of the Operating Partnership) will be allocated (a) first, 1% to the General Partner and 99% to the limited partners (including the Preferred Unitholders), in proportion to and the extent of the positive balances in their capital accounts, and (b) the balance, if any, to the Unitholders and to the General Partner, on account of the Units and the general partnership interests held by them.

     While the Preferred Units are outstanding, Gain or Loss from a Capital Transaction (as defined in the Partnership Agreement) generally will be allocated (a) if any amounts are distributed or to be distributed on account of such Capital Transaction, first, in such manner as to cause the Partners' respective positive capital account balances to at least equal, or in the case of a Terminating Capital Transaction, to most nearly equal, the amounts to be distributed to them pursuant to and in the priority described above in 'Distributions from Capital Proceeds' on account of such Capital Transaction (as defined in the Partnership Agreement), (b) if no amounts are distributed or to be distributed on account of such Capital Transaction, in the case of Gain only, to the Preferred Unitholders, first, to restore Net Loss previously allocated to them on account of their Preferred Units as described in the preceding paragraph, and then, in an amount equal to the excess of the cumulative distributions previously made to them (other than distributions made to them on account of their Annual Return) in excess of $23,250 per Preferred Unit over the cumulative amount of Net Income and Gain from a Capital Transaction previously allocated to them on account of such excess distributions, and (c) the balance, if any, to the Unitholders and to the General Partner, on account of the Units and the general partnership interests held by them. In the event of a Terminating Capital Transaction, the Gain therefrom will be allocated first to all Partners having negative balances in their capital accounts, in proportion to and to the extent of such negative balances, before making the allocations described in the preceding sentence.

ACCOUNTING BOOKS AND RECORDS

     Net Income and Net Loss are determined in accordance with the accounting methods followed by the Partnership for Federal income tax purposes. The Partnership's fiscal year is the calendar year. The books and records of the Partnership are maintained at its principal place of business and will be available for inspection by the Limited Partners and their respective authorized representatives during business hours.

TAX ELECTIONS

     The Operating Partnership and the Partnership each currently have in effect an election, pursuant to Section 754 of the Code, to adjust the basis of its property. See 'Federal Income Tax Considerations-- Partnership Tax Elections.' All other elections required or permitted to be made by the Partnership under the Code shall be made by the General Partner in such manner as will be most advantageous to the Limited Partners.

REPORTS TO INVESTORS

     The General Partner is required to furnish the Limited Partners with the following information:

INFORMATION                                          DATE TO BE FURNISHED
---------------------------------------------------  ---------------------------------------------------
Audited financial statements and report of           Within 120 days after each calendar year end
  Accountants
All necessary tax information required for each      Within 90 days after each calendar year end
  Limited Partner to prepare his individual
  tax return

The financial statements, which will be prepared on an accrual basis, will (a) contain annual balance sheets, statements of operations, changes in partners' equity (deficit) and cash flows, (b) be reported on by independent certified public accountants (the 'Accountants') chosen by the General Partner and (c) contain an opinion by the Accountants as to the accounting methods used in the preparation of such statements. An annual audit of the financial statements of the Partnership is conducted by the Accountants. At the present time, the Accountants are Imowitz Koenig & Co., LLP.

LIABILITY OF PARTNERS TO THIRD PARTIES

     The General Partner is liable for all debts, liabilities and obligations of the Partnership, except for nonrecourse indebtedness (if any) on the Property,

to the extent not paid by the Partnership. The Delaware Act provides that, so long as a limited partner does not take part in the management or control of the Partnership's business, his liability for the debts, liabilities and obligations of the Partnership will be limited to the amount of his capital contribution and his share of undistributed net income. A Limited Partner is also liable to the Partnership for a period of one year for the full amount of any distribution to him (plus interest) which distribution represents a return of capital and is not made in violation of the Partnership Agreement or the Delaware Act, to the extent necessary to discharge the Partnership's liabilities to all creditors who extended credit to the Partnership or whose claims arose before such distribution. Such liability will continue for six years from the date of the distribution if the distribution is made in violation of the Delaware Act or the Partnership Agreement.

AMENDMENTS AND POWER OF ATTORNEY

     The General Partner may utilize the power of attorney granted to it by each Limited Partner to execute certain types of amendments to the Partnership Agreement, including amendments to admit additional Limited Partners, to cure ambiguities or to satisfy 'Blue Sky' regulations. The General Partner may also, without the Consent of the Limited Partners, amend the Agreement to provide for a special allocation of depreciation and gain in connection with the admission of tax-exempt entities as investors in the Partnership.

     The Partnership Agreement may not otherwise be modified or amended except with the consent of the Limited Partners, provided, that the written consent of all Limited Partners will be required for any modification or amendment which would (i) increase the amount of the capital contributions payable by the Limited Partners,

(ii) extend the termination date of the Partnership, (iii) increase the liability of the Limited Partners, (iv) except in connection with the offering of additional partnership interests in the Partnership, adversely affect the rights of the Limited Partners with regard to profits and losses and distributions or (v) alter the amendment section of the Partnership Agreement.

VOTING RIGHTS


     The Partnership Agreement provides that the consent of the Limited Partners owning in the aggregate not more than 50% of the Units will be required (i) to remove the General Partner, (ii) to amend the Partnership Agreement (except as described in the foregoing paragraph) or to approve or disapprove any material amendments thereto proposed by the General Partner, (iii) to dissolve the Partnership and (iv) to approve or disapprove the sale of all or substantially all of the assets of the Partnership in a single or related series of transactions, provided, however, that the holders of Preferred Units will be entitled, voting together with the Unitholders as a single class, to two votes per Preferred Unit with respect to actions described in subclause (iv) of this sentence. Except as provided in the proviso of the preceding sentence, holders of Preferred Units will not be entitled to any voting rights. The voting rights described in this paragraph may be exercised only if the exercise thereof will not impair the limited liability of the Limited Partners and will not adversely affect the classification of the Partnership as a partnership for Federal income tax purposes. If the Limited Partners remove the General Partner, the General Partner will nevertheless retain the right to receive fees otherwise payable under the Partnership Agreement, the right to allocations of Net Income, Net Loss and Cash Flow, and the right to receive proceeds from the sale, refinancing or other disposition of the Property. Any General Partner of the Partnership removed by the Limited Partners shall become a limited partner. See also 'Investment Considerations--Removal of General Partner and Redemption of Preferred Units' and 'Description of Securities--Redemption.'



     The Partnership Agreement provides that consent shall be deemed to be granted if the General Partner makes a written request for the consent of the Unitholders and/or the Preferred Unitholders to a particular action, unless the General Partner receives written refusal to consent within 30 days of the request from Unitholders and/or Preferred Unitholders representing in the aggregate 50% or more of the vote entitled to be cast on any matter.


MANAGEMENT

     Generally, the General Partner has full, exclusive and complete responsibility and discretion in the management or control of the Partnership, and the Limited Partners have no authority to transact business for, or participate in the management activities and decisions of, the Partnership. The General Partner is expressly authorized, without the consent of the Limited Partners, to increase, decrease, or refinance the Loan or any other loan entered into by the Partnership, and to sell, exchange or develop portions of the Property (but not to sell all or substantially all of the assets in a single or related series of transactions). The authority of the General Partner is subject to certain other express restrictions set forth in the Partnership Agreement.

     The General Partner is required to devote such time and effort to the Partnership's business as may be necessary to promote adequately the interests of the Partnership and the mutual interests of the Partners. The General Partner is not required to devote full time to Partnership business and is specifically permitted to engage in other business, including engaging in activities which compete with the business of the Partnership.

INDEMNIFICATION OF THE GENERAL PARTNER

     The Partnership Agreement provides that the Partnership shall indemnify and hold harmless the General Partner and each person performing services on behalf of the Partnership who (a) directly or indirectly controls, is controlled by, or is under common control with, the General Partner, (b) who owns or controls 10% or more of the outstanding voting interest in the General Partner, and (c) any officer, director or partner of the General Partner against any loss, damage, liability, cost or expense (including reasonable attorneys' fees) incurred by them in connection with the Partnership, provided that such loss, damage, liability, cost or expense was not the result of the negligence or misconduct of any such person. Any such indemnity will be paid from, and only to the extent of, available Partnership assets and no partners shall have any personal liability on account thereof. Notwithstanding this provision, however, neither the General Partner nor any other entity or individual entitled to indemnification pursuant to the Partnership Agreement shall be indemnified for any loss, damage or cost resulting from the violation of any Federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving such securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction or (iii) a court of competent jurisdiction approves a settlement of such claims. In any claim for indemnification for Federal or state securities law violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission and the Massachusetts Securities Division with respect to the issue of indemnification for securities law violations. The Partnership shall not incur the cost of the portion of any insurance which insures any party against any liabilities as to which such party is prohibited from being indemnified under the Partnership Agreement.

ADDITIONAL PARTNERSHIP INTERESTS


     The Partnership Agreement will provide that the Partnership may not issue equity interests in the Partnership, other than Units or Preferred Units, without the consent of Unitholders owning in excess of 50% of the aggregate number of Units owned by all Unitholders. The Partnership Agreement provides that consent shall be deemed to be granted if the General Partner makes a written request for the consent of the Unitholders to a particular action, unless the General Partner receives written refusal to consent within 30 days of the request from Unitholders owning in the aggregate 50% or more of the Units owned by all Unitholders. In the event of such issuance, any Unitholder who elects not to purchase his pro rata share of such interests will suffer dilution of his interest in the Partnership, which may have adverse tax consequences to such Unitholder. See 'Certain Income Tax Consequences.' No fees will be payable to the General Partner or any of its affiliates from the proceeds of the sale of such interests, except for customary brokerage commissions on interests sold to parties who are not partners of the Partnership. The General Partner and its affiliates may, however, be reimbursed for any reasonable out-of-pocket expenses incurred in connection with the sale of such additional interests.


MEETINGS


     The General Partner may at any time solicit the vote of the Limited Partners without a meeting. The General Partner is required to call a meeting of the Partners following receipt of a written request therefor signed by Unitholders holding an aggregate of 10% or more of the Units in the Partnership held by all Unitholders. Preferred Unitholders may not require the General Partner to call a meeting of the Partners. The Partnership does not intend to hold annual meetings of Limited Partners.


                       CERTAIN INCOME TAX CONSIDERATIONS


     The following is a summary of certain federal income tax considerations that may be relevant to Unitholders who exercise their Rights, and is based upon the Internal Revenue Code of 1986, as amended (the 'Code'), judicial decisions, final, temporary and proposed Treasury regulations ('Regulations') and administrative rulings and pronouncements of the Internal Revenue Service ('IRS'). Although the material federal income tax considerations relevant to a Unitholder who acquires Preferred Units are discussed below, no attempt has been made to comment on all federal income tax matters affecting the Partnership or Preferred Unitholders. Prospective investors should consult their own tax advisors about the federal, state and local income tax consequences to them of acquiring Preferred Units.

     This summary is based on current legal authority. There is no assurance that legislative or administrative changes or court decisions may not occur which would significantly modify the statements and opinions expressed herein, and any such changes may be retroactive with respect to transactions completed or investments made prior to the date of such changes. Various aspects of recently enacted tax legislation are subject to further interpretation and clarification and, therefore, are not free from doubt. In addition, the General Partner must make various federal income tax determinations that will impact Preferred Unitholders, and there is no assurance that the IRS will agree with the General Partner's determinations. It is therefore possible that the allocation or treatment of tax items by the General Partner may be modified upon audit.

LEGAL OPINION


     Rosenman & Colin LLP, counsel to the Partnership ('Counsel'), has expressed its opinion as to the following matters: (i) assuming the Partnership is classified as a partnership and is not a publicly traded partnership (within the meaning of Section 7704(b) of the Code) as of the date of this Proxy Statement and Prospectus, the Partnership will continue to be treated as a partnership for federal income tax purposes following the issuance of the Preferred Units; and
(ii) to the extent the summary of income tax considerations set forth below involves matters of federal income tax law, such statements of law are accurate in all material respects as of the date of such opinion. Counsel has based its opinion on applicable legal authority, the facts set forth in this Proxy Statement and Prospectus and certain factual representations made by the General Partner, and its opinion is conditioned on the accuracy of such facts and representations. Counsel's opinion represents only its best legal judgment, and does not bind the IRS or the courts. No ruling has been or will be requested from the IRS as to any tax matters. Thus, no assurance can be provided that the opinions and statements set forth herein will not be challenged by the IRS or sustained by a court if litigated. Due to the factual nature of the issue, or uncertainty of the law, Counsel is not able to opine with respect to certain issues that involve: (i) the deductibility of Partnership fees and expenses representing amounts paid or payable to WFA or its affiliates; (ii) the amount or timing of any tax losses or taxable income that may be generated by the Partnership; (iii) the ability of any particular Preferred Unitholder to currently deduct any tax losses that may be generated by the Partnership; and

(iv) whether the allocations of income and loss of the Partnership, including amounts reported as income and loss to holders of Preferred Units, will be respected for federal income tax purposes.


           CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE
                         RIGHTS AND THE PREFERRED UNITS

EFFECT OF RIGHTS DISTRIBUTION

     Neither the Partnership nor the Unitholders should recognize gain or loss upon the distribution of the Rights.

UNITHOLDER'S BASIS IN RIGHTS

     Although not completely certain, the tax basis of Rights received by a Unitholder from the Partnership likely will be zero and the distribution of Rights will not change the tax basis of the existing Units. If Rights received by a Unitholder are not exercised but are allowed to expire, no loss will be allowed to the Unitholder.

EFFECT OF EXERCISE OF RIGHTS

     No gain or loss should result to a Unitholder or the Partnership on the purchase of Preferred Units through the exercise of Rights.

SALE OF PREFERRED UNITS

     Gain or loss will be recognized by a Preferred Unitholder upon the sale of Preferred Units in an amount equal to the difference between the amount realized on the sale and the tax basis of the Preferred Unitholder in the Preferred Units sold (discussed below). Except to the extent attributable to depreciation recapture and any other unrealized receivables (as determined under Section 751 of the Code), such gain or loss will be a capital gain or loss if the Preferred Units are capital assets in the hands of the holder thereof. If the holder is a non-corporate taxpayer and has a holding period in the Preferred Units of more than one year, it appears that the holder's capital gain (if any) on a sale of Preferred Units generally will be taxable under current law at marginal federal income tax rates of 28% if the holding period in the Preferred Units sold is between 12 and 18 months, or, if the holding period in such Units exceeds 18 months, 25% to the extent attributable to straight-line depreciation deductions previously allocated to such holder with respect to real property, and 20% as to the balance. The holding period of Preferred Units acquired through the exercise of Rights will begin on the date of exercise.

     It is the position of the IRS that a partner has a single aggregate basis in all of the partner's partnership interests and that, to determine gain or loss upon a sale or other taxable disposition of a part of such partnership interests, the portion of the partner's basis allocated to the interests being sold equals the partner's share of partnership liabilities transferred in the sale plus the partner's aggregate tax basis (excluding basis attributable to partnership liabilities) multiplied by the ratio of the fair market value of the interests sold to the fair market value of all of the partner's partnership interests. Therefore, Unitholders who exercise their Rights will be required to determine their tax basis in, and the tax consequences to them of a sale of, Preferred Units or Units, as the case may be, based upon their aggregate tax basis in their Partnership Units. See '--Preferred Unitholder's Basis in His Preferred Units' and '--Treatment of Cash Distributions to Preferred Unitholders.'

     In the case of a corporate Preferred Unitholder, under Section 291(a)(1) of the Code, a sale or other disposition of its Preferred Units generally will result in recapture (to the extent of gain) as ordinary income of a portion of its allocable share of the depreciation deductions claimed by the Partnership.

     The amount realized on the sale or disposition of a Preferred Unit will include, among other things, an allocable share of the outstanding amount of the Operating Partnership's nonrecourse indebtedness (including unpaid interest accrued thereon) to the extent such amount was includable in the basis of such Preferred Unit. Therefore, it is possible that the gain realized on the sale or disposition of a Preferred Unit may exceed the cash proceeds of such sale or disposition and, in some cases, the income taxes payable with respect to such disposition may exceed such cash proceeds.

TAXABILITY OF CASH DISTRIBUTIONS

     A holder of Preferred Units generally will not be taxed on cash distributions received with respect to such Preferred Units except to the extent the amount of cash paid exceeds the holder's aggregate tax basis in all of his Units (i.e., his Units and his Preferred Units). See '--Treatment of Cash Distributions to Preferred Unitholders.' However, the holder will be allocated Partnership taxable income on account of such distributions. See 'Description of Securities--Allocations of Net Income, Net Loss and Gain or Loss From a Capital Transaction.'

PASSIVE ACTIVITY LOSS LIMITATION

     A Unitholder who is a natural person, trust, estate, a personal service company or a closely held 'C' corporation generally is subject to limitations on deducting passive activity losses. Any tax losses allocated to a Preferred Unitholder or realized upon a sale of Preferred Units generally will be subject to these limitations. See '--Limitations on Deductibility of Passive Activity Losses.'

               CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELATING
                  TO THE PARTNERSHIP AND PREFERRED UNITHOLDERS

TAXATION OF THE PARTNERSHIP AND THE PREFERRED UNITHOLDERS

     The Partnership itself is not subject to any federal income tax. The Partnership files an annual information tax return on which it reports its income, gain, loss, deduction and items of tax preference, if any. Each Preferred Unitholder will be required to report on his personal income tax return his allocable share of Partnership income, gain, loss, deduction and items of tax preference and will be subject to tax on his allocable share of the

Partnership's taxable income, regardless of whether any portion of that income is, in fact, distributed to such Preferred Unitholder. Consequently, a Preferred Unitholder's tax liability with respect to his share of Partnership taxable income may exceed the cash actually distributed to him in a given taxable year. Under the amended Partnership Agreement, Preferred Unitholders will be allocated Partnership taxable income on account of the Annual Return even if such amount is not currently distributed to them. See 'Investment Considerations--Risk of Non-Payment of Preferred Return' and 'Description of Partnership Agreement-- Allocations of Net Income, Net Loss and Gain or Loss From a Capital Transaction.'

PARTNERSHIP CLASSIFICATION

     The availability of most of the tax benefits of the Partnership depends upon the classification of the Partnership as a partnership for tax purposes. If the Partnership were treated as an association taxable as a corporation in any taxable year, the Partnership itself would be subject to corporate income tax, and its taxable income, gains, losses, deductions and credits (if any) would not be passed through to its partners. In addition, distributions made to Preferred Unitholders generally would be treated as taxable dividend income (to the extent of the Partnership's current and accumulated earnings and profits) and the balance as a non-taxable return of capital to the extent of the partner's basis in his Preferred Units. Also, the reclassification of the Partnership as an association taxable as a corporation would be treated as a deemed incorporation of such entity upon which gain could be recognized, and which could result in additional tax. Accordingly, treatment of the Partnership as an association taxable as a corporation would substantially reduce the Partnership's economic income and cash resources and would also result in a material reduction of the after-tax return to Preferred Unitholders.

     The General Partner and the Partnership believe that the Partnership has been properly classified as a partnership for federal income tax purposes since inception. Counsel has advised the Partnership of its opinion that, assuming the Partnership is classified as a partnership as of the date of this Proxy Statement and Prospectus and that Partnership interests are not publicly traded (see the discussion below), the Partnership will continue to be treated as a partnership for federal income tax purposes following the issuance of Preferred Units. See '--Legal Opinion' above. In rendering such opinion, Counsel has relied on the General Partner's representation that the Partnership has operated in accordance with the Partnership Agreement and will operate in accordance with the amended Partnership Agreement and applicable state law.

     Section 7704 of the Code treats certain publicly traded partnerships as corporations. The General Partner has represented that the Partnership has satisfied and will continue to satisfy applicable safe harbors for avoiding treatment as a publicly traded partnership. See 'Investment Considerations--Restrictions on Transfer.' Satisfying such safe harbors may require the Partnership to limit the amount of Partnership interests transferred during a taxable year (other than pursuant to certain 'exempt' transfers) to less than 5% of the aggregate amount of outstanding interests in Partnership capital and profits. Counsel's opinion as to partnership classification relies on such representation. Failure of the Partnership to satisfy applicable safe harbors for avoiding treatment as a publicly traded partnership may cause the Partnership to be treated as a publicly traded partnership taxable as a corporation, with the resultant adverse tax consequences discussed above.

     The discussion of federal income tax consequences herein assumes that the Partnership is treated as a partnership for federal income tax purposes.

TAX TREATMENT OF PREFERRED UNITS

     The Partnership intends to treat Preferred Units as equity of the Partnership for federal income tax purposes. The Preferred Units have certain characteristics in common with debt, such as a fixed return and a right to payment senior to distributions to holders of Units. The IRS therefore may seek to recharacterize Preferred Units as debt of the Partnership, rather than equity. Such recharacterization could affect, among other things, the allocations of taxable income and loss to Preferred Unitholders, the amount of gain or loss recognized by a Preferred Unitholder on the sale of his Preferred Units, and the tax treatment and/or timing of inclusion of income attributable to Preferred Units, and would be adverse for Preferred Unitholders. However, the Preferred Units have many of the significant characteristics of equity and are intended by the Partnership to be equity of the Partnership. These equity characteristics include: (i) the Preferred Units are limited partnership interests under Delaware law; (ii) payment of the liquidation preference is not secured or guaranteed and is subject to entrepreneurial risk and the requirements and limitations of Delaware partnership law; (iii) Preferred Units will be allocated Partnership losses, if any; (iv) there is no maturity date for the Preferred Units; and (v) the Partnership intends to treat Preferred Units as equity for both financial accounting and tax reporting purposes. Counsel believes that the Preferred Units should be treated as partnership interests for tax purposes and not as debt obligations of the Partnership.

     The discussion below assumes that the Preferred Units will be treated as partnership interests for federal income tax purposes.

ALLOCATION OF INCOME AND LOSS

     Preferred Unitholders will receive allocations of Partnership income, gain and loss as described in 'Description of Partnership Agreement--Allocations of Net Income, Net Loss and Gain or Loss From A Capital Transaction.'

     The Partnership Agreement's allocation provisions will be respected for federal income tax purposes if they are considered to have 'substantial economic effect' and are not retroactive allocations. If any allocation of an item fails to satisfy the 'substantial economic effect' requirement, the item will be allocated among the Partners based on their respective 'interests in the Partnership,' determined on the basis of all of the relevant facts and circumstances. Such a determination could result in a reallocation of the income, gains, losses or deductions allocated under the Partnership Agreement. Such a reallocation, however, would not alter the distribution of cash under the

Partnership Agreement.

     The allocation provisions of the Partnership Agreement generally should be respected under the standards of Section 704(b) of the Code to the extent that the Partnership's allocations are deemed consistent with the economic arrangements between the holders of Preferred Units and the Unitholders, respectively. Counsel is unable to opine that the Partnership's allocations comply with Section 704(b) of the Code because the Partnership Agreement does not comply with the 'safe harbor' provisions of the Regulations, and the issue of whether the allocations are consistent with the Partners' actual respective economic interests in the Partnership is primarily a factual issue.

PREFERRED UNITHOLDER'S BASIS IN HIS PREFERRED UNITS

     A Preferred Unitholder's adjusted basis in his Preferred Units is relevant in determining the gain or loss on the sale or other disposition of his Preferred Units and the tax consequences of a distribution from the Partnership. See '--Treatment of Gain or Loss on Sale or Disposition of Preferred Units' and '--Treatment of Cash Distributions to Preferred Unitholders.' In addition, a limited partner is entitled to deduct on his personal income tax return, subject to the limitations discussed below, his distributive share of a partnership's net loss, if any, to the extent of such partner's adjusted basis in his partnership interest.

     A Preferred Unitholder's adjusted basis in his Preferred Units will include an allocable share of non-recourse indebtedness of the Partnership, and will be increased by his share of items of Partnership income and gain, and reduced, but not below zero, by his share of items of Partnership loss and deduction, and by any cash distributions received by him from the Partnership. A Preferred Unitholder will be considered to have a single adjusted basis in all his Units, common and Preferred. See '--Sale of Preferred Units' above.

TREATMENT OF CASH DISTRIBUTIONS TO PREFERRED UNITHOLDERS

     Cash distributions made to Preferred Unitholders will be treated as a return of capital to the extent such distributions do not exceed the Preferred Unitholder's basis in his Units. A return of capital generally will not result in any recognition of gain or loss for federal income tax purposes but will reduce a Preferred Unitholder's adjusted basis in his Units (common and Preferred). Distributions of cash are deemed for tax purposes to include reductions in a partner's share of nonrecourse Partnership liabilities, including as a result of repaying such liabilities. Thus, for example, the anticipated $2 million reduction in the outstanding principal indebtedness of the Partnership at the time of the refinancing of the Loan will be treated for tax purposes as a constructive cash distribution of $2 million by the Operating Partnership, reducing each Partner's basis in his Partnership interest, but this should not result in a Partner's recognition of taxable gain to the extent not in excess of his adjusted basis in his Partnership interest. Cash distributions (including constructive distributions resulting from a reduction in the Unitholder's share of Partnership nonrecourse debt) in excess of a Preferred Unitholder's adjusted basis in his Units will result in his recognition of gain to the extent of such excess, as if the Preferred Unitholder sold part of his Preferred Units. See '--Preferred Unitholder's Basis in his Preferred Units' and '--Sale of Preferred Units.' Dilution of a Preferred Unitholder's Partnership

interest in connection with a future sale of additional limited partnership interests could, under certain circumstances, create a constructive distribution to Preferred Unitholders that results in their recognition of gain.

LIMITATIONS ON DEDUCTIBILITY OF PASSIVE ACTIVITY LOSSES

     Preferred Unitholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations are subject to the passive activity loss limitation, under which Partnership losses (if any) allocated to a Preferred Unitholder may offset only other passive activity income of such Preferred Unitholder, including, generally, subsequent Partnership income (other than income classified as portfolio income, such as income from investments of reserves). Disallowed losses from passive activities may be carried forward and treated as a deduction in the next taxable year, subject to these limitations. Any disallowed losses from the Partnership are allowed in full (subject to any other applicable limitations) when the taxpayer disposes of his entire interest in the Partnership in a taxable transaction or upon liquidation and dissolution of the Partnership. The deductibility of interest on debt incurred in passive activities and interest on debt incurred to purchase an interest in a passive activity is generally subject to these limitations.

     Assuming that the Preferred Units are treated as equity for federal income tax purposes (see '--Tax Treatment of Preferred Units'), the taxable income or loss from the Partnership allocable to a Preferred Unitholder, other than income from investing reserves and other available cash, should be treated as income or loss from a passive activity. Notwithstanding the foregoing, each Preferred Unitholder should note that, under Section 469(k) of the Code, Congress granted the Treasury broad discretion to promulgate regulations which could, among other things, require in the future that net income or gain allocated on account of a preferred return may not be treated as passive activity income under certain circumstances.

AT RISK LIMITATIONS

     A Preferred Unitholder who is subject to the passive activity loss limitation also will be subject to the 'at risk' rules of Section 465 of the Code. Under these rules, a Preferred Unitholder generally may not currently deduct from taxable income his share of the Partnership's losses to the extent that such losses exceed the amount the Unitholder is considered to have 'at risk' in the Partnership under Section 465 of the Code at the end of that year. In addition, prior tax losses must be recaptured (as ordinary income) if the taxpayer's amount at risk is reduced below zero. The General Partner currently does not anticipate that the Partnership's operations will result in allocations to Preferred Unitholders of deductions or losses in excess of their amount 'at risk' in the Partnership.

DEDUCTIBILITY OF PARTNERSHIP EXPENSES

     The Partnership incurs various expenses in connection with its ongoing administration and with the operation of the Property. Payments for services generally are deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. Payments for services related to the acquisition of an asset having a useful life in excess of one year generally must be capitalized into the cost basis of the acquired property. Deductions for interest paid on mortgage loans providing for payments to the lender that are contingent on the value or results of operation of the underlying property may be disallowed in whole or in part, and/or the Partnership's ongoing allocations of income and loss could be affected, if the lender is considered for tax purposes (by reason of the contingent payment feature of the mortgage loan) to hold an equity interest in the property. The IRS may not agree with the Partnership's determinations as to the deductibility of fees and expenses and might disallow such deductions or require that certain expenses be capitalized and amortized or depreciated over a period of years. These issues are essentially questions of fact with respect to which Counsel cannot opine. If all or a portion of Partnership deductions were to be disallowed, the Partnership's taxable income would be increased or its tax losses would be reduced.

     Expenses of offering and issuing Preferred Units in the Partnership ('syndication expenses') are not allowable deductions to the Partnership or any Preferred Unitholder. Syndication expenses are defined as expenditures connected with the issuing and marketing of interests in partnerships. Registration fees, printing costs, selling and promotional material costs and legal fees for securities and tax advice pertaining to registration of the Preferred Units with the Securities and Exchange Commission are syndication expenses and, therefore, do not qualify for amortization or deduction.

DEPRECIATION AND COST RECOVERY DEDUCTIONS

     The portion of the Property consisting of real property generally is being depreciated over a period of 31.5 years using the straight-line method. Improvements made to the Property generally will be subject to a 39-year recovery period, and will be recovered using the straight-line method. If the Partnership terminates for tax purposes, the Partnership will be required to depreciate all of its real property under the current depreciation rules, which are less favorable than the rules in effect when the Property was acquired. Any personal property acquired by the Partnership generally will be depreciated over a seven-year recovery period using the double declining balance method (switching to straight-line at a time to maximize the depreciation deductions). To the extent that any tax-exempt or foreign persons hold Units, a portion of the Partnership's depreciation deductions, corresponding to such persons' percentage interest in the Partnership, must be depreciated over somewhat longer recovery periods than those otherwise applicable.

DEPRECIATION RECAPTURE

     There is generally no depreciation recapture for real property that is depreciated pursuant to the straight-line method. (However, the portion of any capital gain attributable to straight-line depreciation deductions is subject to taxation at a maximum marginal federal income tax rate for non-corporate taxpayers of 25%, rather than 20%, if the property has been held for more than

18 months. See--'Treatment of Gain or Loss on Sale or Disposition of Preferred Units.') If real property or capital improvements are sold or otherwise disposed of within 12 months after they were acquired or made, all depreciation claimed with respect to such property or improvements, as applicable, will be recaptured as ordinary income on such disposition. All depreciation deductions attributable to personal property are subject, to the extent of any gain recognized, to being fully recaptured as ordinary income on a sale or other disposition of the personal property. Amounts subject to depreciation recapture must be recognized as ordinary income in the year of the sale even if the sale calls for payments to be made on a deferred basis.

     Under Section 291(a)(1) of the Code, which applies only to corporate Preferred Unitholders, 20% of a corporate Preferred Unitholder's depreciation deductions will be subject to recapture as ordinary income on such disposition to the extent of the Preferred Unitholder's share of any gain recognized, even though the Partnership and the Preferred Unitholder might not otherwise be subject to general depreciation recapture on such depreciation.

SALE OR FORECLOSURE OF THE PROPERTY

     The Property (including improvements made thereto that are held for more than 12 months) constitutes Section 1231 property. Gains and losses from the sale or exchange of Section 1231 property are offset against each other on an annual basis, and net gain is treated as capital gain, while net loss is treated as ordinary loss. A non-corporate Unitholder's allocable share of such net gain, if any, generally should qualify for a maximum marginal federal income tax rate of 25% to the extent of the Unitholder's previously claimed straight-line depreciation deductions with respect to the Property, and 20% as to the remaining net gain, if any. Net Section 1231 gains, must, however, be treated as ordinary income to the extent of net Section 1231 losses taken over the five most recent years, to the extent these losses have not been thus 'recaptured'. In general, an involuntary transfer of the Property, such as a mortgage foreclosure, will have the same tax consequences as those of a sale.

     If all or a portion of the Property is sold, the net cash proceeds distributed from the sale may not be sufficient to pay a Unitholder's resulting tax liability. Such circumstances might include (i) the sale of the Property encumbered by any nonrecourse debt, since in determining taxable gain from such a sale the outstanding principal amount of the loan is included along with any cash proceeds from the sale in determining the amount realized, while the basis of the Property (the amount subtracted from the sales price in determining gain) may have been substantially reduced through previous depreciation deductions;
(ii) the sale or transfer of the Property pursuant to foreclosure of a mortgage, deed of trust, or other financing instrument; (iii) the sale of the Property at a time when all or part of the net proceeds may have to be used by the Operating Partnership or the Partnership to meet other obligations; or (iv) under certain circumstances, the sale or transfer of the Property pursuant to an installment sale.

     A sale by the Partnership of its interest in the Operating Partnership would be taxed in the manner described above for the sale of all or a portion of the Property.

TAX CONSIDERATIONS FOR TAX-EXEMPT ENTITIES

     Preferred Unitholders which are exempt from federal income tax (including IRAs and tax-exempt organizations such as trusts that hold assets of employee benefit or retirement plans) may be subject to federal income tax on their allocable share of Partnership income to the extent that such income is 'unrelated business taxable income.' A Preferred Unitholder that is otherwise exempt from tax generally will have unrelated business taxable income with respect to such Preferred Unitholder's allocable share of Partnership taxable income in the proportion that the Operating Partnership's 'acquisition indebtedness,' i.e., the mortgage debt on the Property, bears to the Operating Partnership's adjusted basis for its Property. Acquisition indebtedness also could arise from indebtedness incurred directly by a Preferred Unitholder in connection with its acquisition of Preferred Units or from other indebtedness incurred by (or allocable to) the Partnership.

     The receipt of unrelated business taxable income by a tax-exempt entity generally has no effect on its status or on the exemption from tax of its other income. However, for certain types of tax-exempt entities, the receipt of any unrelated business taxable income may have extremely adverse consequences. For example, the receipt of any taxable income from an unrelated business by a charitable remainder trust (defined under Section 664 of the Code) during a taxable year will result in the taxation of all of the trust's income from all sources during such year.

     An entity that is subject to tax on unrelated business taxable income would be subject to tax only to the extent that the sum of its unrelated business taxable income, if any, from the Partnership and all other sources exceeds $1,000 in any particular year, and would be required to file federal income tax returns for any taxable year in which it has gross income, included in computing unrelated business taxable income, in excess of $1,000 (whether or not any tax is due).

PARTNERSHIP TAX RETURNS AND TAX INFORMATION, AUDITS, INTEREST AND PENALTIES

     The Partnership provides annual tax information to the Partners within 90 days after the close of each year.

     Any Preferred Unitholder who sells or exchanges a Preferred Unit will be required to notify the Partnership of such transaction in writing within 30 days of the transaction (or, if earlier, by January 25 of the calendar year after the year in which the transaction occurs). The notification is required to include
(i) the names and addresses of the transferor and the transferee; (ii) the taxpayer identification number of the transferor and, if known, the transferee; and (iii) the date of the sale or exchange. Any transferor who fails to notify the Partnership of a sale or exchange may be subject to a penalty for each such failure. The Partnership will treat any transferor Preferred Unitholder who provides all of the information requested of the transferor on the certificate representing the Preferred Units and in the transfer application as having satisfied this notification requirement.

     The tax treatment of the Partnership's income, gain, loss, deductions or credit will be determined at the partnership level in a unified partnership proceeding, rather than in separate proceedings with Preferred Unitholders. With respect to proposed tax deficiency adjustments at the administrative level, in general, each partner (other than a partner owning less than a 1% profits interest in a partnership having more than 100 partners) whose name and address is furnished to the IRS (a 'notice partner') will receive notice of the commencement of a partnership level audit as well as notice of the final partnership administrative adjustment. All partners have the right to participate at their own expense in the partnership level audit as well as receive notice of the final partnership administrative adjustment. In general, each partner is free to negotiate his own settlement of partnership items with the IRS. If the IRS enters into a settlement agreement with any partner, it must offer the same settlement terms to the other parties who request settlement.

     A 'tax matters partner' must be designated by the partnership who may enter into a settlement on behalf of, and binding on, partners owning less than a 1% profits interest in partnerships having more than 100 partners. The Partnership Agreement designates the General Partner as the tax matters partner. Under the Code, the tax matters partner may not settle on behalf of partners with less than a 1% profits interest if (i) an aggregate of 5% or more of such partners designate with the IRS a notice partner to receive notice from the IRS on behalf of the group or (ii) such partners notify the IRS that the tax matters partner may not settle on their behalf. Once a determination becomes final, it is binding on all partners who are represented by the tax matters partner. The tax matters partner may extend the statute of limitations for assessment of a deficiency with respect to all partners.

All expenses of the General Partner in performing its duties as tax matters partner will be paid for by the Partnership.

     Because such a proceeding will control the way in which Unitholders treat Partnership items and the allocation thereof, the chances of an audit occurring are greater than they were before this proceeding was allowed. Any adverse determination following an audit of the Partnership's return by a taxing authority would result in an adjustment of the returns of Unitholders and, as indicated, they may be precluded from separately litigating a proposed adjustment to Partnership items. Such an adjustment could also result in an audit of Preferred Unitholders' own tax returns and adjustments of non-Partnership, as well as Partnership, income and loss. Audits of other limited partnerships of which the General Partner or its affiliates are general partners could result in an audit of the Partnership's (or a Unitholder's) return. Interest paid on tax deficiencies by non-corporate and certain corporate Unitholders would not be deductible by them.

     Section 6111 of the Code requires a tax shelter organizer to register a 'tax shelter' with the IRS by the first day on which interests in the tax shelter are offered for sale. The provision's definition of a 'tax shelter' applies to nearly all real estate partnerships owning leveraged property. Accordingly, the Partnership is registered as a 'tax shelter' even though it did not expect to generate substantial tax losses that could be used to shelter the income of Limited Partners that is not derived from the Partnership.

     The Partnership will furnish its tax shelter registration number to

Preferred Unitholders, and any Preferred Unitholder claiming any deduction, credit or other tax benefit from the Partnership must include such number in his tax return on Form 8271. ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. Failure by a Preferred Unitholder to furnish such number on his individual tax return when required to do so could subject him to a penalty.

     Section 6662 of the Code imposes a penalty for the substantial understatement of income tax for any taxable year. The penalty is equal to 20% of the amount of underpayment of tax attributable to the understatement. An understatement is defined as the difference between the tax required to be shown on the return and the amount actually shown. The penalty is only applicable if the understatement for a taxable year exceeds the greater of (a) 10% of the tax required to be shown on the return for the taxable year and (b) $5,000 ($10,000 in the case of a corporation other than an S corporation or personal holding company). Except in the case of items attributable to a 'tax shelter,' the amount of understatement is reduced to the extent that the taxpayer had substantial authority for the position taken in his tax return or there was a reasonable basis for such position and the taxpayer disclosed the facts relevant to the position in his tax return or in a statement attached to the return. In the case of items attributable to 'tax shelters,' however, the taxpayer can reduce the understatement only by showing that there was substantial authority for the tax treatment and a reasonable belief that the tax treatment of the item was more likely than not the proper treatment. It is unclear whether the Partnership would be considered a 'tax shelter' for these purposes.

TAX ELECTIONS

     Pursuant to Sections 734, 743 and 754 of the Code, a partnership may elect to have the cost basis of its assets adjusted in the event of certain distributions of partnership property to a partner or sale by a partner of his interest in the partnership or the death of a partner. The Partnership and the Operating Partnership have made such an election. The general effect of making such elections is that transferees of Units are treated, for purposes of depreciation and taxable gain, as though they had acquired a direct interest in the assets of the Operating Partnership. The Partnership and the Operating Partnership would be treated for such purposes, upon certain distributions to their respective partners, as though they had newly acquired an interest in their respective assets and therefore acquired a new cost basis for such assets.

STATE AND LOCAL TAXES

     In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in Preferred Units both in their state of residence and in Colorado, where the Property is located, and are urged to consult their individual tax advisors in this regard.

The rules of various states and localities for computing and/or reporting taxable income differ from (and are less favorable than) the federal income tax rules.


                                     * * *

     The summary of tax consequences set forth above is for general information only and does not address the circumstance of any particular Preferred Unitholder. Preferred Unitholders should consult their own tax advisors as to the specific tax consequences to them of the ownership and disposition of Preferred Units, including the application of state, local and estate tax laws.

                   REQUIREMENTS FOR ADOPTION OF THE PROPOSAL

THE PROPOSAL

     The Partnership hereby solicits from the Unitholders their written consents to the Proposal. A vote in favor of the Proposal will constitute a vote in favor of the creation and issuance of Preferred Units on terms more fully described in this Proxy Statement and Prospectus.

VOTING


     Unitholders at the close of business on October 27, 1997 will be entitled to one vote for each Unit then held. On October 27, 1997, there were 460 Units outstanding held by 549 Unitholders, and no person was known by the General Partner to be the beneficial owner of more than 5% of the Units, nor did any officer, director or partner of the General Partner own any Units.


     The Proposal will be adopted so long as Unitholders holding a majority of
the outstanding Units do not reject the Proposal prior to             , 1997. A
Unitholder must vote all of the Units held by him in the same way with respect to the Proposal. He cannot vote separate Units held by him in the Partnership in differing ways. A signed Consent which is returned without a vote will be deemed a 'yes' vote.

     Each Unitholder is requested to complete and execute the enclosed Consent in accordance with the instructions contained therein and to return the Consent in the enclosed, self-addressed, postage pre-paid envelope within one week after
receipt, but in no event later than             , 1997. Such date may be
extended from time to time in the sole discretion of the General Partner until
            , 1997. Pending the completion of the solicitation period, except as required by operation of law, the General Partner will not effect the transfer of any Units by Limited Partners.

     A Consent may only be revoked by delivery to the Partnership of a later-dated Consent in the form enclosed or a dated and executed revocation that specifically refers to the Consent to be revoked. To be effective, such revocation must be received by the Partnership prior to the earlier of (i) the time that signed, unrevoked Consents voting in favor of the Proposal and representing a majority of the Units outstanding have been delivered to the
Partnership or (ii)               , 1997.

     If Unitholders representing a majority of the Units do not reject the Proposal, the Proposal will be deemed approved and such approval will bind all Unitholders, including those who vote against such Proposal or abstain from voting. As the Partnership Agreement precludes Limited Partners from withdrawing their capital and does not grant appraisal or similar dissenters' rights to Unitholders, a Unitholder who votes 'no' with respect to the Proposal does not have either a statutory right or contractual right to elect to be paid the fair value of his Units.

MISCELLANEOUS

     The cost of preparing, assembling and mailing the enclosed form of Consent, this Proxy Statement and Prospectus and other materials which may be sent to Unitholders in connection with this solicitation shall be borne by the Partnership. It is estimated that total expenditures relating to the solicitation made hereby and the Offering, including legal fees, filing fees with the Securities and Exchange Commission and printing and mailing fees, will be approximately $200,000. Certain directors, officers and partners of the General Partner may solicit the execution and return of Consents by mail, telephone, telegraph and personal interview. Such directors, officers and partners will not be additionally compensated, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

                                 LEGAL MATTERS

     Certain legal matters in respect of the securities offered hereby will be passed upon for the Partnership by Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022.

                                    EXPERTS

     The consolidated financial statements of the Partnership as of December 31, 1996 and for the year period ended December 31, 1996 incorporated by reference in this Proxy Statement and Prospectus have been audited by Imowitz Koenig & Co., LLP, and the consolidated financial statements of the Partnership as of December 31, 1995 and for the year ended December 31, 1995, incorporated by reference in this Proxy Statement and Prospectus, have been audited by Arthur Andersen LLP, in each case independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firms as experts in accounting and auditing.

                                                                      APPENDIX A
                                              [FORM OF SUBSCRIPTION CERTIFICATE]

SUBSCRIPTION CERTIFICATE NUMBER:

NUMBER OF RIGHTS:

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                     SUBSCRIPTION RIGHT FOR PREFERRED UNITS


     This Subscription Certificate represents the number of Rights set forth above. Each Right held entitles the registered holder thereof (the 'Holder') to acquire one 12% cumulative, non-compounded preferred unit (the 'Preferred Unit') representing a limited partnership interest in 1999 Broadway Associates Limited Partnership (the 'Partnership').

     To subscribe for Preferred Units, the Holder must present to the
Partnership, prior to 5:00 p.m., New York City time, on             , 1997 (the
'Expiration Date') a properly completed and executed Subscription Certificate and a check drawn on a bank located in the United States and payable to the Partnership in the amount of the Subscription Price as calculated in Item C of this Subscription Certificate. Any Holder exercising his Right may also subscribe for additional Preferred Units, if any, through exercise of the Over-Subscription Privilege described in the accompanying Proxy Statement and Prospectus.


     No later than 45 business days following the Expiration Date, the Partnership will send to each Holder exercising his Rights a certificate representing the Preferred Units purchased pursuant to the exercise of such Holder's Rights and the exercise of the Over-Subscription Privilege, if any. A Holder exercising his Rights will have no right to modify or rescind a purchase after the Partnership has received payment of the Subscription Price by means of a check; provided, however, that if Consent, as defined in the accompanying Proxy Statement and Prospectus, is not received, all subscriptions will be deemed null and void and all payments received in respect therefor will be returned to the exercising Holders.


     If a Holder does not make payment of the Subscription Price on or prior to the Expiration Date, the Partnership reserves the right to treat the Holder as not having exercised his Rights or exercised the Over-Subscription Privilege and the Guarantor, thereafter, shall have the right to purchase any and all such Preferred Units as to which the Holder shall not have made payment of the Subscription Price.

                                          1999 BROADWAY ASSOCIATES
                                          LIMITED PARTNERSHIP

                                          By: WINTHROP FINANCIAL ASSOCIATES,
                                              A LIMITED PARTNERSHIP, General
                                          Partner

                                          By: __________________________________


Any questions regarding this Subscription Certificate and the Offer made hereby and in the accompanying Proxy Statement and Prospectus may be directed to the Partnership at (617) 234-3000.


                                          Expiration Date:                   ,
                                          1997

                   PLEASE COMPLETE ALL APPLICABLE INFORMATION

BY MAIL:              BY OVERNIGHT COURIER:                    BY HAND:




TO SUBSCRIBE: I hereby irrevocably subscribe for the dollar amount of Preferred Units indicated in A and B below upon the terms and conditions specified in the Proxy Statement and Prospectus related hereto, receipt of which is acknowledged. I enclose a check for the Subscription Price for the number of Preferred Units indicated in A together with the Subscription Price for the number of Preferred Units indicated in B.

Please check (X) below:


/ /         A.      Basic           __________________ =  ________________   .000 x $23,250 =   $
                    Subscription    (Rights Exercised)    (Preferred Units
                    Rights                                   Requested)
/ /         B.      Over-                                 ________________   .000 x $23,250 =   $
                    Subscription
                    Privilege(1)
/ /         C.      Amount of Check Enclosed  (Total of A and B). =  $

      MAKE CHECK PAYABLE TO '1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP'

Signature of Subscriber(s)            Please provide your                                              Day (   )
                                      telephone number                                             Evening (   )

IMPORTANT: PREFERRED UNITS WILL ONLY BE ISSUED TO HOLDERS WHO COMPLETE THIS
           SUBSCRIPTION CERTIFICATE IN THE NAME OF SUCH HOLDER. SUBSCRIPTION CERTIFICATES COMPLETED BY ASSIGNEES OF A HOLDER WILL NOT BE ACCEPTED.
------------------

(1) Any Over-Subscription Privilege may only be exercised with respect to whole (and not fractional) Preferred Units.

                                                                      APPENDIX B

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                                FORM OF CONSENT


     The undersigned, a holder of limited partnership interests (the 'Interests') in 1999 Broadway Associates Limited Partnership, a Delaware limited partnership (the 'Partnership'), does hereby vote as follows, with respect to all Interests in the Partnership owned by the undersigned for the proposal more fully described in the accompanying Proxy Statement and Prospectus (the
'Prospectus'), dated                  , 1997, receipt of which is hereby
acknowledged.

    APPROVAL of the creation and issuance of a class of 12% cumulative preferred limited partnership interests and the resultant amendment to the Partnership's Amended and Restated Partnership Agreement in the form filed as an exhibit to the Proxy and Registration Statement of which the Prospectus is a part.

     / /     FOR                 / /     AGAINST                 / /     ABSTAIN


     THIS CONSENT IS SOLICITED BY 1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP. WHEN THIS PROXY IS PROPERLY EXECUTED, THE INTERESTS REPRESENTED HEREBY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE ON THIS CARD, THIS CONSENT WILL BE VOTED FOR THE PROPOSAL.


                                          Dated:__________________________, 1997
                                          ______________________________________
                                          ______________________________________
                                                         Signature
                                          ______________________________________
                                                Signature (if held jointly)
                                          ______________________________________
                                          ______________________________________

                                           Please sign exactly as name appears
                                           hereon. When Interests are held by
                                           joint tenants, both should sign. When
                                           signing as an attorney, as executor,
                                           administrator, trustee or guardian,
                                           please give full title as such. If a
                                           corporation, please sign in name by
                                           President or other authorized
                                           officer. If a partnership, please
                                           sign in partnership name by
                                           authorized person.


     PLEASE MARK, SIGN, DATE AND RETURN THIS CONSENT PROMPTLY USING THE ENCLOSED PRE-PAID ENVELOPE TO: The Partnership at Five Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142-1493. If you have any questions, please call the Partnership's Investor Relations Department at (617) 234-3000.

------------------------------------------------------
                          ------------------------------------------------------
------------------------------------------------------
                          ------------------------------------------------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT AND PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP. THIS PROXY STATEMENT AND PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT AND PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE PARTNERSHIP SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. HOWEVER, IN THE EVENT OF ANY MATERIAL CHANGE DURING THE PERIOD WHEN THIS PROXY STATEMENT AND PROSPECTUS IS REQUIRED TO BE DELIVERED, THE PROXY STATEMENT AND PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Available Information..........................     2
Incorporation of Certain Documents by
  Reference....................................     2
Summary........................................     3
The Partnership................................     7
The Reorganization.............................     7
Investment Considerations......................     7
Description of the Proposal....................    11
The Offering...................................    12
The Property...................................    15
Use of Proceeds................................    15
Ratio of Earnings To Fixed Charges and
  Preferred Unit Distributions.................    16
Description of Securities......................    18
Description of Partnership Agreement...........    21
Certain Income Tax Considerations..............    25
Requirements for Adoption of the Proposal......    34
Legal Matters..................................    35
Experts........................................    35


                            1999 BROADWAY ASSOCIATES
                              LIMITED PARTNERSHIP



                              460 PREFERRED UNITS
                           -------------------------
                                PROXY STATEMENT
                                 AND PROSPECTUS
                           -------------------------

                            OCTOBER _______, 1997

                          ------------------------------------------------------
                          ------------------------------------------------------
                          ------------------------------------------------------
                          ------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of issuance and distribution of the securities are to be paid by the Partnership. The following itemized list is an estimate of the expenses:

SEC Registration Fee..........................................   $  3,688
Legal fees and expenses.......................................    120,000
Accounting fees and expenses..................................     15,000
Printing fees and expenses....................................     25,000
Blue Sky fees and expenses....................................     30,000
Miscellaneous.................................................      6,312
                                                                 --------
  Total.......................................................   $200,000
                                                                 --------
                                                                 --------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Partnership has agreed to indemnify and hold harmless the General Partner and each person performing services on behalf of the Partnership who (a) directly or indirectly controls, is controlled by, or is under common control with, the General Partner, (b) who owns or controls 10% or more of the outstanding voting interest in the General Partner, and (c) any officer, director or partner or wholly-owned subsidiary of any entity described in (a) or
(b), against any loss, damage, liability, cost or expense (including reasonable attorneys' fees) incurred by them in connection with the Partnership, provided that such loss, damage, liability, cost or expense was not the result of the negligence or misconduct of any such person. Any such indemnity will be paid from, and only to the extent of, available Partnership assets and no partners shall have any personal liability on account thereof. Notwithstanding this provision, however, neither the General Partner nor any other entity or individual entitled to indemnification pursuant to the Partnership Agreement shall be indemnified for any loss, damage or cost resulting from the violation of any Federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving such securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction or (iii) a court of competent jurisdiction approves a settlement of such claims. In any claim for indemnification for Federal or state securities law violations, the party seeking indemnification shall place before the court the position of the Securities and Exchange Commission and the Massachusetts Securities Division with respect to the issue of indemnification for securities law violations.

ITEM 16. EXHIBITS

     The following documents are filed as a part of this Registration Statement:


 EXHIBIT
 NUMBER     DESCRIPTION
---------   ------------------------------------------------------------------------------------------------------
 4.1*       --    Second Amended and Restated Partnership Agreement of the Registrant
 5*         --    Opinion of Rosenman & Colin LLP
 8*         --    Opinion of Rosenman & Colin LLP as to certain federal income tax matters
23.1((1))   --    Consent of Accountants
23.2*       --    Consent of Rosenman & Colin LLP (included in Exhibits 5 and 8)
24((1))     --    Power of Attorney


------------------

* Filed herewith



((1)) Previously filed

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3, HAS DULY CAUSED THIS PROXY STATEMENT AND REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE COUNTY OF NEW YORK AND STATE OF NEW YORK ON OCTOBER 28, 1997.



                                1999 BROADWAY ASSOCIATES LIMITED
                                PARTNERSHIP
                                By: WINTHROP FINANCIAL ASSOCIATES,
                                        A LIMITED PARTNERSHIP,
                                        General Partner

                                By          /s/
                                       --------------------------------
                                       Michael L. Ashner
                                       Chief Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS PROXY STATEMENT AND REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                SIGNATURE                                       TITLE                                DATE
------------------------------------------  ----------------------------------------------   --------------------

                   /s/                       Chief Executive Officer and Director of the         October 28, 1997
------------------------------------------        general partner of the Registrant
            Michael L. Ashner

                   /s/                        President & Chief Operating Officer of the         October 28, 1997
------------------------------------------        general partner of the Registrant
           Richard J. McCready

                   /s/                      Chief Financial Officer of the general partner       October 28, 1997
------------------------------------------                of the Registrant
           Edward V. Williams

                   /s/                       Senior Vice President of the general partner        October 28, 1997
------------------------------------------                of the Registrant
             Peter Braverman